U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 20-FR
[Check one]
[x]          REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                       OR
[ ]        ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended               Commission File Number
                          ------------                         ---------------
                               Sidus Systems Inc.
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             (Exact name of Registrant as specified in its charter)


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         (Translation of Registrant's name into English [if applicable])

                                 Ontario, Canada
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        (Province or other jurisdiction of incorporation or organization)

                                     5734-07
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    (Primary Standard Industrial Classification Code Number [if applicable])

                                   68-0305439
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             (I.R.S. Employer Identification Number [if applicable])

       John S. Stoppelman, Esq., 1749 Old Meadow Road, Suite 610, McLean,
       ------------------------------------------------------------------
                            VA 22102, (703) 827-7450
                            ------------------------

 (Name, address [including zip code] and telephone number [including area code]
                   of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

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                                (Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

     Title of each class               Name of each exchange on which registered
       Common  Stock                     NASDAQ
     ---------------------------       -----------------------------------------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

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                                (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

     [ ] Annual information form     [ ] Audited annual financial statements

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.


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     The Financial  Statement  item  in  the  Registration  Statement  item  the registrant has elected to follow is Item 18.

     Unless otherwise noted, all dollar amounts are stated in Canadian currency.

ITEM 1 - DESCRIPTION OF BUSINESS

Background

         Sidus Systems Inc. (the "Company" or "Sidus") was incorporated under the laws of the Province of Ontario on January 29, 1981 and commenced operations in 1983. Sidus' founders believed that the Company could rapidly respond to the many new opportunities created by advances in personal computer ("PC")
technology. During its initial years of operation, Sidus established a profitable distribution business concentrating on the resale of brand name PCs and computer peripherals. The distribution business continues to be an important and profitable operation for the Company and offers important synergies with the Company's custom manufacturing operations.

         During the mid-1980s, Sidus expanded the business into providing systems integration services to end users. For example, in the late 1980s, the Company provided systems integration services and acted as contract supervisor for the installation of Northern Telecom Limited's computer network used for online scanning and retrieval of architectural drawings. The Company's systems integration business focused on providing (value-added) integrated systems that utilized the brand name PCs and computer peripherals that Sidus distributed.

         In 1988, after several years as a successful distributor and systems integrator, Sidus determined that significant growth potential and opportunities to earn higher gross margins existed in the custom manufacture of PCs and workstations. Building on the business base provided by its distribution and systems integration operations, Sidus developed the technical and manufacturing infrastructure necessary to custom manufacture computers, using leading edge components manufactured by major suppliers. The Company focused its marketing efforts on sales of Sidus branded products to Canadian end users such as government agencies and large corporations. In 1991, Sidus achieved Circle Canada (formerly Group One) status as a supplier to departments and agencies of the Canadian federal government. In early 1993, Sidus obtained ISO 9002 certification from the International Standards Organization.

         Over the past several years Sidus has further expanded its custom manufacturing operations by capitalizing on increased "outsourcing" by large, brand-name computer manufacturers and from increased demand by original equipment manufacturers ("OEMs") to include PCs as a component of their product or service. To date, Sidus has established relationships with a wide range of OEMs and multinational computer manufacturers. The Company intends to continue to adapt to the changing technical environment in order to offer clients leading edge technology customized for their specific needs.

         On December 1, 1991 Sidus was amalgamated with Sidus Manufacturing Inc. and Sidus Systems (Canada) Inc. under the Business Corporations Act (Ontario)(the "OBCA"). On November 26, 1993, prior to completion of its initial public offering, the Company amalgamated under the OBCA with its then holding company, Sidus Holdings Inc., and Reshet Holdings Limited and Riverplex Holdings Inc., the personal holding companies of its principal shareholders and continued as Sidus Systems Inc. Sidus' registered and head office is currently located at 66 Leek Crescent, Richmond Hill, Ontario, L4B 1J7. The Company's wholly owned
U.S. subsidiary, Sidus Computer Corporation, was incorporated in Delaware on October 16, 1995.

Business of the Company

         Sidus targets those market niches in which customers require expertise in manufacturing design, systems integration and customer-specific solutions for specialized and/or complex PC systems and workstations. The requirements of design flexibility and responsiveness, combined with the need for a high level of technical expertise, reduce competition in such market niches from larger, less responsive mass computer manufacturers and distributors and resellers with less technical expertise.

         Today, Sidus competes in three principal businesses which can be distinguished by product and customer type: (i) custom manufacturing of Sidus branded products for corporate and government end users; (ii) custom manufacturing of private label (customer branded) products for OEMs and other computer manufacturers in the United States and Canada; and (iii) the distribution of a broad range of complementary computer peripheral, network, telecommunications and multi-media products. The following chart breaks down the relative revenue contribution for each of these businesses over the last three years:

                                                     1995                         1994                         1993
                                                     ----                         ----                         ----
                                                    (in thousands of Canadian dollars except percentage amounts)
Custom Manufacturing:
  Private label (OEM & Comp. Mfrs.)        $ 40,531        21.7%       $  35,663        23.1%       $  19,750        20.3%
  Sidus brand (End User)                     73,662        39.6           69,738        45.1           51,530        53.1
                                           --------       -----        ---------       -----        ---------       -----
Total Manufacturing                         114,193        61.3          105,401        68.2           71,280        73.4
Distribution:                                72,206        38.7           49,246        31.8           25,854        26.6
                                           --------       -----        ---------       -----        ---------       -----
Total Sales                                $186,399       100.0%       $ 154,647       100.0%       $  97,134       100.0%
                                           ========       =====        =========       =====        =========       =====

         The Company's sales have grown in Canada, the United States and in various international markets. Revenue from the United States has increased from zero in 1991 to approximately $8 million, or 10.1% of total sales in 1992; approximately $15 million, or 15.4% of total sales in 1993; approximately $14.2 million, or 9.1% of total sales in 1994; and approximately $14 million or 7.5% of total sales in 1995, virtually all of which came from private label sales. Revenue from international markets increased from zero in 1991 to $6 million in 1992; approximately $3 million in 1993; approximately $5 million, or 3.2% of total sales, in 1994; and approximately $9 million or 4.8% of total sales in 1995, all of which came from sales of Sidus branded products to end-users.

Custom Manufacturing Business

         Products, Systems Integration Services, and Internet Services
         -------------------------------------------------------------

         Sidus  manufactures  a  complete  range of  IBM-compatible  PCs and Sun
SPARC-compatible workstations. Products are custom manufactured for sale to OEMs, other computer manufacturers, Value-added resellers ("VARs") and computer dealers under private labels or under the "Sidus Formula" and/or "Sidus SPARC" brand names. The Company does not maintain an inventory of unsold computers.

         Sidus' PC product range currently includes a family of personal computers, notebook computers and file servers built upon Intel's 80486 and Pentium families of microprocessors. A full range of memory and data storage options allows Sidus to design PCs to meet its customers' requirements. Computers are typically shipped with the most current operating system already installed and are fully compatible with most software designed to run on PCs.

         Sidus' SPARC workstation product range includes a family of workstations, file servers and data security vaults built upon SPARC microprocessor  technology.  A full  range of memory  and data  storage  options allows Sidus to design the SPARC workstation to meet its customers' requirements. Computers are shipped with the most current operating systems already installed and are fully compatible with all software designed to run on SPARC workstations. Sidus is one of only a small number of major manufacturers of Sun/UNIX compatible workstations worldwide.

         Sidus manufactures products for DOS/Windows, Windows NT, Windows95, UNIX, Novell and Banyan operating systems. Sidus believes its ability to manufacture products for a broad range of operating systems significantly reduces the business risk to the Company of a given operating system environment losing favor with customers.

         The Company offers customers significant design flexibility to meet the requirements of specific customers. A significant portion of Sidus' manufactured products are shipped with installed software applications and networking capability.

         The Company's systems integration efforts are focused on providing "turn-key" computer systems in conjunction with networking and communication hardware and software installed in the factory. Most systems integration is based on PCs and workstations manufactured by Sidus, although Sidus is authorized to provide systems integration solutions that include AT&T, NEC, Hewlett Packard Company ("Hewlett Packard"), Compaq Computer Corporation ("Compaq") and Gateway 2000 computer hardware. Sidus provides a PC system linked to other PCs by a local area network ("LAN") and/or wide area network ("WAN"). The LAN or WAN may or may not be connected with a mainframe computer. Sidus can also install the necessary communications hardware and software if the mainframe computer is in a different location.

         Sidus generally assembles and tests computer networks at its facilities prior to shipping. This allows Sidus to resolve any network problems prior to on-site assembly of the network, thus reducing installation time at customer locations. As a part of its systems integration service, Sidus assists in the final installation to ensure proper systems integration and trains the client's personnel in the use of the networking and communication software.

         Private Label Customers (OEMs/Computer Manufacturers)
         -----------------------------------------------------

         Sidus sells private label manufactured products in Canada and the United States. Private label products have the customer's name and logo prominently displayed on the product, all packaging and, typically, on all manuals and other documentation. Total private label sales grew more than 100% in 1992, 70% in 1993, 80% in 1994 and by approximately 14% in 1995. Private label sales grew from 14.6% of total revenues in 1992 to 21.7 % of Sidus' total revenue in 1995.

         Typically, OEMs purchase PCs or workstations from Sidus as an integral component of their finished product, systems solution or service. OEMs have increasingly been outsourcing the production of PCs and workstations in order to deal with the rapid pace of change in computer technology, new product proliferation, greatly shortened product life cycles, intense cost pressures, restricted capital availability and heightened user reliability and quality expectations. Sidus offers direct shipment of products to the OEM's end-user customer. This service saves the OEM the cost of handling the product and reduces incidence of damage during transportation. Sidus believes that it is one of only a few computer manufacturers who offer this service.

         Currently, Sidus supplies custom manufactured computers used in a variety of applications including reservation systems, point of sale terminals, control systems and transportation systems to over 20 OEM accounts. These OEM customers are principally large multinational corporations. The Company has identified a large number of additional potential OEM customers, principally in the United States market, and believes these OEMs represent a significant opportunity to expand the business.

         In addition, Sidus produces a line of PCs under private label for a number of major computer manufacturers and a large number of computer dealers. Sidus has entered into a product distribution alliance with EDS Corp. ("EDS"). Brand name computer companies often sub-contract with other firms to perform private label manufacturing in order to produce product lines more cost effectively, to meet short term demand that cannot be met internally, or to increase the Canadian content of the product when bidding for Canadian government contracts.

         Sidus Brand (End User) - Internet Services and System Integration
         -----------------------------------------------------------------

         A typical corporate end user order involves between 20 to 50 PCs with a purchase price between $75,000 and $100,000 and typically includes the provision of systems integration services such as installation, networking and, increasingly, internet services.

         In 1995, approximately 61% of the Company's sales of Sidus branded products (approximately $45 million) were made to various departments of the Canadian federal government. Canadian federal government sales were made to over 10 separate government departments and agencies such as the Bank of Canada, the Department of Defense, Statistics Canada, Department of Revenue and Department of External Affairs. Each government department makes its purchase decisions. Sidus is one of a relatively small number of Circle Canada (formerly Group One) suppliers of PCs to the Canadian federal government. Sidus believes that it is among the largest suppliers of PCs to the Canadian federal government because of the superior price and performance of its products and Sidus' ability to provide technical and service support across Canada. With a view to maintaining its strong base of sales to Canadian federal government departments, Sidus acquired a majority equity stake in Galahad Systems Information Inc., an Ottawa-based systems integrator specializing in electronic archiving and retrieval technology, for an initial investment of $375,000 in December 1994.

         The remainder of the Company's sales of Sidus branded products are made to large Canadian corporations and institutions. Sidus' corporate end user customer base consists of a number of Canadian corporations and institutions, including Computer City, Purolator, The Great-West Life Assurance Company, Westinghouse, Inc., and Solby International.

         Currently, most Sidus brand product sales are made in Canada. However, Sidus continues to focus on expanding sales in the United States and other international markets.

         Production and Supply
         ---------------------

         Sidus manufactures computers principally at its Toronto area facility. Sidus has also recently leased facilities in Austin, Texas that will provide a U.S. based production facility. Additional limited manufacturing capacity is available at the Company's Ottawa, Montreal and Vancouver locations. The Company's custom manufacturing process involves the assembly of components based on customer-specific design requirements using brand name components such as motherboards, disk drives and monitors manufactured by suppliers such as Intel, Western Digital Corporation, LSI Logic Corporation, Seagate Technology and Microsoft. Although Sidus generally uses standard industry components, the Company utilizes certain Sidus-designed components for its motherboards, multiprocessor servers and multi-media products. These Sidus-designed components are manufactured for Sidus by component manufacturers. Sidus assembles the components, installs the operating system software, loads any networking or application software, configures and tests the computer system or network and then packages the product for shipping.

         Quality improvement programs are in place at all levels of product development and production to ensure that the quality of Sidus' product equals or exceeds that of its major competitors. Sidus works closely with its customers to ensure the quality of the products delivered meets their individual requirements. Since 1991, Sidus has achieved Circle Canada (formerly Group One) status as a supplier to departments and agencies of the Canadian federal government. In the spring of 1993, Sidus was granted ISO 9002 certification for its Toronto area plant. This certification is awarded by independent examiners to corporations which are able to demonstrate the implementation and continued evolution of a quality system which meets or exceeds the requirements of the ISO 9000 Series of International Quality Standards.

         The ready availability of components from Sidus' distribution business together with its flexible manufacturing capability and central North American location allow Sidus to offer "just in time" delivery of its custom manufactured products to North American customers. In addition, Sidus' new Toronto area manufacturing facilities, underutilized to date, possess the capacity to ensure production will be able to keep pace with increased demand for the foreseable future.

         Sales and Marketing
         -------------------

         The Company's sales of custom manufactured products are made by its team of over 50 commissioned sales people (out of a total sales force of over 60). Manufacturing sales representatives are located at the Company's main office and manufacturing plant in Toronto and at regional and branch sales offices in Halifax, Montreal, Ottawa, Winnipeg, Edmonton and Vancouver in Canada and at Sidus' U.S. head office in Austin, Texas. A significant portion of Sidus' manufacturing sales force has postsecondary technical education and industry experience. The Company's commitment to upgrading the skills of its sales force ensures its sales force remains knowledgeable of evolving computer technologies.

         While the Company engages in trade advertising and participates in national and regional trade shows throughout North America, Sidus focuses on direct sales. Sidus provides an extensive level of customer support including engineering support ranging from software integration to hardware installation. The Company also sponsors or participates in internal and industry seminars to keep customers up-to-date on new computer technology and has a toll-free number to facilitate customer contact. Sidus believes that such examples of customer service these are important factors in maintaining and increasing its customer base.

Distribution Business

         Sidus distributes a broad range of complementary computer peripheral, network, telecommunications and multi-media products throughout Canada. The Company purchases products in large quantities directly from manufacturers to achieve costs savings and to maintain adequate stock levels. The Company's customer base for distributed products is comprised of computer manufacturers, OEMs, VARs and a large number of computer dealers in Canada and the United States.

         Products
         --------

         Sidus' distribution revenues come primarily from computer peripherals, including multi-media products. Described below are the major categories of products currently distributed by the Company and its principal suppliers:

Product Category                               Suppliers/Brands
----------------                               ----------------
CD-ROM/Multimedia:  ........................   Toshiba, Sony
Disk Controllers:  .........................   Adaptec
Floppy Drives:  ............................   Panasonic, Sony, Epson
Hard Drives:  ..............................   Samsung, Seagate, Western Digital
Keyboards:  ................................   Key Tronic, Sejin
Modems:  ...................................   US Robotics
Monitors:  .................................   Philips, Samsung, Sony
Motherboards:  .............................   AMI, Micronics, Intel, Mylex
Printers:  .................................   Lex Mark
Tape Drives:  ..............................   Tandberg, IOMEGA
Standby Power Supplies:.....................   American Power Conversion

         Sales and Marketing
         -------------------

         In Canada, Sidus has distribution centers in Toronto, Montreal and Vancouver. Its current Canadian sales force consists of 14 sales representatives (out of a total sales force of over 60) responsible for specific OEM and reseller accounts. Sidus' distribution business in the United States is operated by its manufacturing sales representatives.

         Customers typically call their sales representative to place orders for same or next day shipment. Sidus' on-line computer system allows the sales representative to check current inventory levels, pricing and product characteristics so that orders may be processed immediately. These orders then trigger a sequence of automatic, same day functions, including a credit limit and outstanding receivables check of the customer, inventory picking, invoicing and shipment to the customer. Customers rely upon the Company's frequent information facsimiles, price lists and other communications as sources of product information. In addition, through arrangements with Deutsche Financial Services Canada ("Deutsche"), floor plan financing is available to qualified computer dealer customers of Sidus. Under such financing arrangements, which are entered into between Deutsche and Sidus' computer dealer customers, Deutsche advances credit to Sidus' customers to finance the purchase of computer peripheral products from Sidus (subject to fixed credit limits) and Sidus receives payment directly from Deutsche for products shipped under these arrangements.

         No single customer accounted for more than 10% of Sidus' distribution revenues during fiscal 1993. The top 10 customers accounted for less than 30% of its distribution revenues for that period.

Competition

         The business of manufacturing PCs and workstations and distributing computers is intensely competitive. However, only a small number of companies compete for the custom manufacturing business. Companies who compete with Sidus in the private label market niche include Acer Group, SCI Systems, Inc., Selectron, AST and Avax. In the end-user and systems integration market, Sidus competes with larger computer manufacturers such as Dell, IBM, Compaq and Hewlett Packard in partnership with their VARs and computer dealers. Barriers to entry to the custom manufacture business include the need to have a high level of technical expertise, a broad product line, a reputation for quality, manufacturing flexibility and financial strength.

         Competition in the computer distribution business is based on product, price, delivery and various types of support provided by the distributor to the dealer. Major competitors include Hamilton/Avnet, EMJ Data Systems Ltd., Computer Brokers of Canada Inc., Tech Data, Zentronics, Arrow Electronics, Inc. and a variety of other small distributors. Unlike many of its competitors, Sidus offers its clients a high level of application-specific technical knowledge obtained through its custom manufacturing and systems integration business.

         Sidus' management determined that, although alternative sources of products are available, customers prefer to work with only a limited number of suppliers who provide leading edge products on a timely and competitive basis. In the Company's experience, rapid delivery from its three strategically placed distribution centers (located in Toronto, Montreal and Vancouver), efficient order processing, and competitive pricing allow the Company to maintain a competitive position in both the manufacturing and distribution business.

Supplier Relations

         Sidus considers numerous factors in selecting suppliers for each category of product component, including quality of the component, acceptance of the component by the industry, the ability of Sidus to use the component in its custom manufacturing business and the distribution and marketing policy adopted by the supplier. Sidus also attempts to establish relationships with those suppliers who are committed to maintaining a broad and diversified customer base by providing fair pricing, supply allocation and timely access to new technology and products to all their customers.

         The Company's distribution arrangements typically provide some form of price protection and/or stock balancing provisions which protect Sidus from price changes and/or the acquisition of obsolete inventory. Where practicable, Sidus attempts to reduce costs by taking advantage of lower OEM pricing on the purchase of those components required in its custom manufacturing business.

         None of the Company's agreements with suppliers require it to sell a specified quantity of products or restrict it from selling similar products manufactured by competitors. Consequently, Sidus has the flexibility to terminate sales of one product line in favor of another product line given technological change, pricing considerations and customer demand.

         To minimize dependence on any one supplier, Sidus employs a multiple supplier strategy whereby it attempts to enter into distribution contracts with more than one source of products in each major component category. This allows Sidus to shift its purchases of product in each category among different suppliers as the demand for a particular product changes. Historically, no one supplier has represented more than 10% of the Company's distribution revenues in any fiscal year.

Research and Development

         In 1995, Sidus spent approximately $2.5 million ($2.0 million net of investment tax credits) or 2.2% of its total custom manufacturing revenues on research and development ("R&D") eligible for investment tax credit treatment in Canada and has invested a total of approximately $12.6 million ($9.3 million net of investment tax credits) in such R&D since the beginning of fiscal 1990. Sidus also devotes significant additional efforts to the development of new PC and workstation products in response to client-specific requirements. Sidus intends to continue to invest in R&D in order to ensure that its products reflect the most current developments in PC and workstation technology. Sidus generally designs new products around the introduction of new microprocessors. For example, within three months of the introduction of the Pentium microprocessor by Intel, Sidus had developed PCs which utilized the new chip. Over the past several years Sidus has further expanded its custom manufacturing operations by capitalizing on the increased "outsourcing" by large, brand-name computer manufacturers and from increased demand by original equipment manufacturers ("OEMs") to include PCs as a component of their product or service. To date, Sidus has established relationships with a wide range of OEMs and multinational computer manufacturers. The Company intends to continue to adapt to the changing technical environment in order to offer clients leading edge technology customized for their specific needs.

         During 1995, Sidus focused on a number of research and development projects relating to its PC and workstation product line. These included initiatives in the development of a multiprocessor based platform, Redundant Array of Inexpensive Disks ("RAID") technology and research into wireless LAN communications technology. Each of these projects is consistent with the Company's strategy to focus its research and development efforts towards providing its customers with products including leading edge technology on a timely basis.

         In addition to those R&D activities related directly to the development of its PC and workstation product line, Sidus has developed a proprietary product called the interactive voice processor ("IVP"). The IVP enables a computer to be used for electronic voice mail and allows a spoken message to be attached to computer files. The user can pause, rewind and fastforward the message. However, unlike a dictating system, the user has the ability to insert and delete from within the voice message. Voice messages can be distributed across computer networks in the same fashion as electronic mail to either a single addressee or multiple addressees. Received messages can be stored indefinitely or deleted by the touch of a key.

         The IVP product consists of a computer half-card, a microphone, a speaker and the relevant software. The product can be installed in any PC, including laptop computers. IVP is available either as a plug-in-card for existing PCs or Application Specific Integrated Chip ("ASIC") for OEMs and other manufacturers. The IVP hardware and software are compatible with DOS and Windows running on a single user or network environment.

         In November of 1994, Sidus entered into an agreement to transfer the IVP technology to IVP Technology Corporation, a company trading in the NASDAQ over-the-counter market. In exchange for the technology, Sidus received preferred shares of a wholly-owned subsidiary of IVP Technology Corporation which are exchangeable into 2,500,000 shares of IVP Technology Corporation. These shares will represent between 9% and 10% of the issued and outstanding shares of IVP Technology Corporation. This transaction allowed Sidus to maintain its interest in the interactive voice processing market, while freeing resources to focus on the Company's core computer manufacturing business. Sidus has retained the ability to market the IVP product to its existing customer base.

Employees

         Sidus' workforce currently consists of over 200 employees of which approximately 56 are engaged in custom manufacturing operations and material management, approximately 60 are engaged in sales, marketing and related support functions, approximately 54 are engaged in engineering, design and technical support and approximately 29 are engaged in administrative and head office functions. A significant portion of Sidus' total workforce is highly trained with a significant proportion having received post-secondary technical qualifications.

         To date, no Company employees are represented by a union nor has any union brought an application to represent any of the Company's employees. However, in early 1995, Sidus was advised that a union was attempting, to organize certain of its employees who are employed at its head office (other than in sales and head office functions).

ITEM 2 - DESCRIPTION OF PROPERTY

         The Company currently operates out of its principal manufacturing and distribution center in the Toronto area (which also serves as its head Canadian office), and its regional sales and distribution centers in Canada. Sidus' U.S. subsidiary operates out of its head office in Austin, Texas. Sidus entered into a 10 year lease of premises at 66 Leek Crescent, Richmond Hill, Ontario, Canada in February of 1994 (which comprises approximately 120,000 square feet). Sidus continues to lease its former premises at 25 Minthorn Court (comprising approximately 50,000 square feet), which it owns, to a third party. Details of Sidus' principal manufacturing and distribution facilities are as follows:

                                                                     Allocated to
                                                                     ------------
                                                                       Sales and        Allocated to Manufacturing,
                                                                       ---------        ---------------------------
                            Date                Total Size               Admin.          Distribution and Warehouse
                            ----                ----------               ------          --------------------------
       Location          Established             (sq.ft.)               (sq.ft.)       (sq.ft.)              Status
       --------          -----------             --------               --------       --------              ------
Toronto                  May 1994                120,000                45,000          75,000               leased **

Ottawa                   July 1985                15,000                 8,000           7,000               4,000 sq.ft.
                                                                                                             owned  *
                                                                                                             11,000 sq.ft.
                                                                                                             leased **

Montreal                 August 1988              10,700                 5,000           5,700               leased **
Vancouver                April 1989               10,000                 5,000           5,000               leased **
Austin, TX               March 1996               44,000                18,000          26,000               leased **


* This property is currently subject to various mortgages. See Note 7 to the Consolidated Financial Statements for the fiscal year ended November 30, 1995.

** The expiration dates of the lease terms for these properties are as follows: Toronto - March 31, 2004; Ottawa - April 30, 1996; Montreal - October 31, 1995; Vancouver - September 30, 1996; Austin -September 30, 2003; San Francisco - December 31, 1996.

         Sidus also currently leases smaller offices in Edmonton, Winnipeg, and Halifax, which house its sales and technical support representatives in these cities. Management believes that its current manufacturing and distribution facilities will be sufficient to meet the Company's needs for the foreseeable future. Additional expansion of Sidus' U.S. subsidiary's Austin, Texas facilities may occur from time to time as warranted by growth in the Company's customer base in the United States.

ITEM 3 - LEGAL PROCEEDINGS

         Sidus is not currently involved in any legal proceedings which will have a material effect on the business of the Company.

ITEM 4 - CONTROL OF REGISTRANT

         The following table sets forth certain information as of July 1, 1996 regarding shares of Sidus Common Stock beneficially owned by (i) each person or a group, known to the Company, who beneficially owns more than 5% of Sidus Common Stock, (ii) each of the Company's directors, (iii) each of the executive officers who appear in the Summary Compensation Table and (iv) all officers and directors as a group:

                                                                            Common Shares
                                                 Year First                 Beneficially
               Name and                       Elected/Appointed               Owned or                   Percentage
               Position                        Director/Officer             Controlled(1)                 Ownership
         ---------------------                -----------------            ---------------               ----------
ALOJZ A. MUZAR.........................             1983                    1,501,030(2)                    18.8%
  Chairman
HENRYK KALISKY.........................             1983                    1,510,530(3)                    19.0%
  Chief Executive Officer
BRIAN DIAMOND..........................             1991                        -(4)                          -
  Vice President-Sales
MILAN MUZAR............................             1993                        -(5)                          -
  Executive Vice-President
REG TIESSEN............................             1996                        -                             -
  Chief Financial Officer
JOHN L. ALBRIGHT(7)....................             1993                        1,700(6)                      *
  Director
ROBERT GIESE(7)(8).....................             1995                        2,000(7)                      *
  Director
RODERICK F. BARRETT(8).................             1993                        -(6)                          -
  Director
ROBERT W. KIRBY(7).....................             1993                        3,400(6)                      *
  Director
JURI KOOR(8)...........................             1993                        -(6)                          -
  Director
ALL OFFICERS AND
DIRECTORS AS A GROUP...................                                     3,018,660                       37.8%


(1) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this Prospectus upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date of this Prospectus have been exercised. Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

(2) Includes Common Shares owned by the Muzar Family Trust, 1153652 Ontario Limited, 1153654 Ontario Limited, 1153655 Ontario Limited, 1153656 Ontario Limited and 1153687 Ontario Limited, the beneficiaries and shareholders, respectively, of which are members of Mr. Muzar's family. Does not include options to purchase 50,000 Common Shares exercisable at $16.50 per share.

(3) Includes Common Shares owned by the Kalisky Family Trust and 1151741 Ontario Inc., the beneficiaries and shareholders, respectively, of which are members of Mr. Kalisky's family. Does not include options to purchase 50,000 Common Stock exercisable at $16.50 per share.

(4) Does not include options to purchase 20,000 Common Shares exercisable at $16.50 per share.

(5) Does not include options to purchase 40,000 Common Shares exercisable at $16.50 per share and options to purchase 40,000 Common Shares exercisable at $8.75 per share.

(6) Does not include options to purchase 22,500 shares exercisable at $4.20 per share. Such options have been approved by the Board of Directors subject to shareholder approval at the next Annual Meeting of Shareholders.

(7)      Member of the Audit Committee.

(8)      Member of the Human Resources Committee.

*        Less than 1%.


ITEM 5 - MARKET FOR SECURITIES

         The Common Stock of Sidus Systems Inc. are listed on The Toronto Stock Exchange and trade under the symbol "SSM". The table below represents the quarterly high and low sales prices and aggregate trading volume for the Company's Common Stock for the last two fiscal years as reported by the Toronto Stock Exchange.


                                             High                    Low                     Volume
                                             ----                    ---                     ------
              1994
          -----------
            First Quarter                  $19.750                $12.125                   350,475
            Second Quarter                  18.000                 15.000                   577,625
            Third Quarter                   17.500                  7.875                   936,918
            Fourth Quarter                  10.125                  7.125                   840,030

              1995
          -----------
            First Quarter                    8.625                  5.500                 1,015,675
            Second Quarter                   7.500                  5.500                   924,514
            Third Quarter                    7.250                  3.000                 1,741,968
            Fourth Quarter                   3.400                  2.650                 1,382,900

              1996
          -----------
            First Quarter                    4.750                  2.900                   769,617
            Second Quarter                   5.850                  3.660                 1,985,134
            Third Quarter                    4.450                  3.500                   572,930


         To date, there is no trading market for the Common Stock in the United States. The Company has applied for listing of the Common Stock on the National Association of Securities Dealers National Market System under the symbol SSMI.

         As of May 31, 1996, there were 27 registered owners and approximately 1,333 beneficial owners of the Common Stock of the Company, including one registered U.S. Holder.

         The Company declared no cash dividends in 1993, 1994, or 1995. The Company does not anticipate paying cash dividends in the foreseeable future as it intends to retain earnings to finance the growth of the business. The payment of future cash dividends will depend on such factors as earnings levels, anticipated capital requirements, the operating and financial condition of the Company and other factors deemed relevant by the Company.

ITEM 6 - EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         Canada has no system of exchange controls. There are no legal, governmental or exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlements of trade debts, or the repatriation of capital.

         The Investment Canada Act (the "ICA") requires notification to Investment Canada, the responsible federal government department, and in certain circumstances prior review by the Minister responsible for that department, of an investment to establish or acquire "control" of a Canadian business by a non-Canadian. "Control" is obtained, for the purposes of the ICA, by any one or more non-Canadian persons acquiring, directly or indirectly, all or substantially all of the assets used in the Canadian business, or, directly or indirectly, acquiring a majority of the voting shares of a corporation (but not another entity), unless it can be shown in fact that the purchaser will not control the corporation, is deemed to be the acquisition of "control".

         Investments requiring review by the Minister are all direct acquisitions of Canadian businesses with total assets of $5,000,000 Canadian, or more, and indirect acquisitions of Canadian businesses with total assets between $5,000,000 and $50,000,000 Canadian, which represent more than 50% of the value of the total international transaction. Indirect acquisition means the acquisition of the voting rights of an entity controlling the Canadian business.

         The Agreement establishing the World Trade Organization creates special thresholds where the non-Canadian is a "WTO Investor", essentially meaning an investor ultimate control of which rests in a country which is a member of the World Trade Organization (including the U.S.). Only a direct acquisition of a Canadian business which has total assets of $150 million or more in constant 1992 Canadian dollars, will be subject to review. This threshold amount will change yearly and is $168 million Canadian for 1996. An indirect acquisition will  not  be  subject  to  review  unless  the  Canadian  business  has  assets representing more than 50% of the value of total assets acquired in the international transaction. In this case, the thresholds applicable to direct acquisitions by WTO Investors apply. These special thresholds do not apply to Canadian businesses which are uranium producers, financial services, transportation services or cultural businesses.

         In addition, specific acquisitions or new businesses in designated types of business activities related to Canada's cultural heritage or national identity, which would normally only be notifiable, could be reviewed if the authorities had authorized such review in the public interest.

         If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with Industry Canada prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated; applications concerning investments chosen for review in culture-sensitive sectors are required upon receipt of a notice for review. There is, moreover, provision for the Minister to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operation of the Canadian business that is being acquired.

         Industry Canada will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to Industry Canada by a province that is likely to be significantly affected by the investment. The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard for certain factors of assessment where they are relevant. Some of the factors to be considered are the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, resource processing on the utilization of parts, components and services produced in Canada and exports from Canada. Additional factors of assessment include (i) the degree and significance of participation by Canadians in the Canadian business and in any industry in
Canada of which it forms a part; (ii) the effect of the investment on productivity, industrial efficiency, technological development, product innovations and product variety in Canada; (iii) the effect of the investment on competition within any industry or industries in Canada; (iv) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural policy objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (v) the contribution of the investment to Canada's ability to compete in world markets.

         To ensure prompt review and decision, the Act set certain time limits for Industry Canada and the Minister. Within 45 days after a completed application for review has been received by Industry Canada, the Minister must notify the acquiror that (a) he is satisfied that the investment is likely to be of net benefit to Canada, or (b) he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or (c) he is not satisfied that the investment is likely to be of net benefit to Canada.

         If 45 days have elapsed form completion date without such a notice, or 30 additional days (or the number of further days agreed upon) have elapsed after notice that the Minister is unable to complete his review and no decision has been taken, then the Minister is deemed to be satisfied that the investment is likely to be of net benefit to Canada.

         Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representation and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30 day period (or the agreed extension), the Minister must immediately notify the acquiror (a) that he is now satisfied that the investment is likely to be of net benefit to Canada or
(b) confirming that he is not satisfied that he investment is likely to be of net benefit to Canada. In the later case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must relinquish control of the Canadian business.

         If the investment is merely notifiable and not subject to review, Investment Canada is required on receipt of a fully completed notice in the prescribed form to certify the date on which a complete notice was received. Unless Investment Canada advises within 21 days after that date that the transaction is reviewable, it will be deemed not to be and so further action will be taken.

         The Act authorizes the Minister to give written opinions, binding the Minister, on the application of the Act or regulations to the persons seeking the opinion and the Minister may delegate the authority to give opinions to the Agency or a designated official. The Act also authorizes the Minister to issue guidelines and interpretations with respect to the application and administration of any provisions of the Act or the regulations.

         The Act provides for civil penalties for non-compliance with any provision except breach of confidentiality or provision of false information, for which there are criminal penalties.

ITEM 7 - TAXATION

         The following is a general summary of the principal Canadian federal income tax considerations relating to the ownership of common shares ("Common
Shares") in the capital stock of the Company by a person who (a) is a non-resident of Canada for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act"), (b) is a resident of the United States for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Tax Convention"), (c) deals at arm's length with the Company within the meaning of the Canadian Tax Act, (d) holds such Common Shares as capital property, and (e) does not use or hold and is not deemed to use or hold such Common Shares in, or in the course of, carrying on a business in Canada (a "U.S. Shareholder").

         This summary is based upon the current provisions of the Canadian Tax Act and the regulations thereunder, the current provisions of the Tax Convention, all specific proposals to amend the Canadian Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and the current published administrative practices of Revenue Canada. This summary does not take into account provincial, territorial or foreign (i.e., non-Canadian) tax legislation or considerations.

         This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Shareholder. No representation with respect to the Canadian federal income tax consequences to any particular U.S. Shareholder is made herein. Consequently, U.S. Shareholders are urged to seek independent tax advice with respect to the tax consequences to them having regard to their particular circumstances.

         Dividends paid or credited on the Common Shares to a U.S. Shareholder who is the beneficial owner of such dividends generally will be subject to Canadian withholding tax at the rate of 15% of the gross amount of such dividends. The rate of withholding tax is reduced to 6% (5% after 1996) if the beneficial owner of the dividends is a company that owns at least 10% of the voting stock of the Company. Dividends paid or credited on the Common Shares to a U.S. Shareholder that is a religious, scientific, literary, educational or charitable organization that is exempt from tax in the United States in respect of such dividends generally are exempt from such withholding tax. Also, dividends paid or credited on the Common Shares to a U.S. Shareholder that is a pension fund, retirement fund or employee benefit plan that is generally exempt from income taxation in the United States generally are exempt from such withholding tax provided such dividends do not constitute income of the U.S. Shareholder from carrying on a trade or business.

         A U.S. Shareholder who disposes of Common Shares generally will not be subject to Canadian tax in respect of any gain realized on such disposition unless at the time of the disposition such Common Shares (a) constitute "taxable Canadian property" to the U.S. Shareholder and (b) may reasonably be considered to derive their value principally from real property situated in Canada. Common Shares generally will not constitute "taxable Canadian property" to a U.S. Shareholder unless (a) at any time during the period of five years immediately preceding the disposition such U.S. Shareholder, persons with whom such U.S. Shareholder did not deal at arm's length within the meaning of the Canadian Tax Act, or such U.S. Shareholder together with such persons owned, or had an interest in or option to acquire, 25% or more of the issued shares of any class or series of the capital stock of the Company, (b) such U.S. Shareholder owned shares in the capital stock of a predecessor corporation to the Company which were taxable Canadian property to such U.S. Shareholder and upon the conversion of which or in exchange for which such U.S. Shareholder's Common Shares were issued, or (c) such U.S. Shareholder was previously a resident of Canada and elected on ceasing to be a resident of Canada such that such U.S. Shareholder's Common Shares are deemed to be taxable Canadian property. Special rules may apply to a U.S. Shareholder that is an insurer that carries on business in Canada and elsewhere. These rules are not discussed herein, and such persons should consult their own tax advisers.

ITEM 8 - SELECTED CONSOLIDATED FINANCIAL INFORMATION

(a)      Five Year Data

         The selected financial data of the Company for the fiscal years ended November 30, 1995, November 30, 1994 and November 30, 1993 are derived from the financial statements of the Company which have been audited by Cooper Molyneux & Makuz, independent Chartered Accountants as indicated in their report which is included elsewhere in this Registration Statement.

         The selected financial data should be read in conjunction with the financial statements, related notes and other financial information included elsewhere in the Registration Statement.

         The following table is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as described in Note 15 to the financial statements. On October 10, 1996, the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Bank of New York was US$1 = Cdn$1.35.

               (In thousands of dollars, except per share amounts)

                                                                                                                  For 9 months
                                                                                                                      ended
                                                      For the years ended November 30,                             August 31,
                                ---------------------------------------------------------------------------       ------------
                                  1995          1994(1)            1993(1)         1992(1)(2)    1991(1)(2)            1996
                                --------      ---------          ---------         ----------    ----------          -------
                                             (restated)         (restated)         (restated)    (restated)
Sales                           $186,399      $154,647           $97,134            $79,020       $44,612            $162,737
Net earnings                         214         1,742             1,616              1,189          (450)              2,350
Total Assets                      75,133        80,037            43,005             25,915        18,249              73,643
Total Long-term Debt               1,622         2,168             3,290              4,439         7,477               1,552
Earnings per share - basic      $   0.03      $   0.23           $  0.47            $  0.06       $ (0.13)            $  0.30
                                ========      ========           =======            =======       =======             =======
                   - diluted    $   0.03      $   0.22           $  0.45            $  0.06       $ (0.13)             $ 0.30
                                ========      ========           =======            =======       =======
Cash Dividends per
  Common Share                     --            --                 --                 --            --                  --


(1) Amounts for these years have been restated. See Note 2 to the Consolidated Financial Statements for the fiscal year ended November 30, 1995 contained elsewhere in this registration statement.

(2) On November 26, 1993, Sidus Holdings Inc. was amalgamated with its 100% owned subsidiary, Sidus Systems Inc., and its two inactive parent companies, Riverplex Holdings Inc. and Reshet Holdings Limited and continued operations under the name Sidus Systems Inc. The amalgamation has been accounted for using the continuity of interests method whereby (in both the current year's and comparative years' presentations) the assets, liabilities and results of operations of Riverplex Holdings Inc. and Reshet Holdings Limited have been included with the consolidated accounts of Sidus Systems Inc. (formerly Sidus Holdings Inc.).

(b)      Exchange Rate Data

         On October 10, 1996, the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Bank of New York was US$1 = Cdn$1.35.

         The table below represents the history of exchange rates for the five most recent years, and any subsequent interim period for which financial statements are presented setting forth the rates for period end, the average rates, and the range of high and low rates for each year.

                     Canadian Dollars into U.S. Dollars
               ----------------------------------------------

 Year             End                     Average           High          Low
 ----             ---                     -------           ----          ---

 1991           $1.1500                   $1.1500          $1.1600      $1.1200

 1992           $1.2710                   $1.1023          $1.2747      $1.1728

 1993           $1.3217                   $1.2914          $1.3440      $1.2460

 1994           $1.4018                   $1.3650          $1.4064      $1.3110

 1995           $1.3640                   $1.3724          $1.4241      $1.3730

 1996*          $1.3690                   $1.3674          $1.3850      $1.3550

* As of June 30, 1996

ITEM 9 - MANAGEMENT DISCUSSION AND ANALYSIS

         This analysis is supplemental to the consolidated financial statements and notes to the financial statements included in this registration statement, and is intended to provide investors with additional information concerning Sidus' recent performance, its current financial position and its future prospects. The following discussion should be read in conjunction with, and is qualified entirely by, the consolidated financial statements and notes to the financial statements. Sidus prepares its financial statements in accordance with Canadian GAAP and in Canadian dollars. Canadian GAAP conforms in all material respects to U.S. GAAP, except as dislosed in Note 15 to the financial statements included in this registration statement. All tabular amounts are in thousands of Canadian dollars, except as indicated.

Nine months ended August 31, 1996.

         For the first nine months of fiscal 1996, Sidus reported a 21% increase in sales, to $162.7 million, compared with sales of $134.0 million in the same period last year.

         During the period, the Company also recorded net earnings of $2.4 million compared with net loss of $400,000 in the first nine months of fiscal 1995. Basic earnings per common share for the period were $0.30 based on a weighted average number of shares outstanding of 8.0 million, compared with basic loss per common share of $0.05 based on 8.3 million shares outstanding in the first nine months of 1995.

         Gross profit for the nine month period increased to $21.3 million compared with gross profit of $15.6 million in the first nine months of fiscal 1995. Gross margins increased to 13.1% compared with 11.6 in the first nine months of fiscal 1995. The higher gross margins are primarily the result of the increase in the private label sales in the United States.

         For the three-month period ended August 31, 1996, sales increased by 35% to $44.4 million from $32.8 million in the corresponding period of the previous year.

         Net earnings for the three-month period, increased to $214,000, or basic earnings per common share of $0.03, compared with a loss of $2.2 million, or basic loss per common share of $0.26 in the corresponding period of the previous year.

         Operation expenses for the three-month period were $6.1 million. The rise from $5.4 million reported during the third quarter of fiscal 1995 was due to increased outlays as the Company expands U.S. operations.

Year ended November 30, 1995 compared to year ended November 30, 1994.

         The Company reported sales of $186.4 million for the year ended November 30, 1995, an increase of 20.5% over fiscal 1994 sales of $154.6 million. Net income for fiscal 1995 was $214,000 compared with $1.7 million (restated) in fiscal 1994. The decline in income in fiscal 1995 is mainly attributable to a $1.5 million inventory writedown in August of 1995. In addition, operating results from its wholly-owned U.S. subsidiary, Sidus Computer Corporation, were substantially lower than anticipated.

         During fiscal 1995, the Company adopted a policy of expensing all of its development expenditures in the period incurred. It restated its financial statements to reflect this change in accounting policy. The policy of expensing all of its development expenditures represents a more conservative accounting approach for the Company's continuing investment in this area. The accounting policy is consistent with generally accepted accounting principles in the United States, where the Company plans its major expansion.

         Sidus announced during the fourth quarter of fiscal 1995 that The Toronto Stock Exchange had accepted a Notice of Intention from the Company to make a Normal Course Issuer Bid for up to 500,000 of its Common Shares, representing approximately 6% of the outstanding Common Shares of the Company and approximately 9.5% of the public float. The Company's Board of Directors concluded that, at the current trading prices, the purchase for cancellation of a certain number of its outstanding Common Shares represents an appropriate use of funds not required for the immediate use in the operation of its business. In fiscal 1995, the Company repurchased 320,000 of its Common Shares for cancellation at a cost of $995,500 an average purchase price of $3.11 per share. Subsequent to year end, the Company repurchased a further 15,000 of its Common Shares for cancellation at a cost of $42,905, an average purchase price of $2.86 per share.

                                                        Comparison of operating results for the years ended
                                                              November 30, 1995 and November 30, 1994
                                               -----------------------------------------------------------------------

                                                 1995                    %                  1994                    %
                                               --------                                   --------
                                                                                         (restated)
Sales                                           $186,399                                   $154,647

Cost of sales                                    164,592               88.3                 131,759               85.2
                                                --------               ----                --------               ----

Gross Profit                                      21,807               11.7                  22,888               14.8
                                                  ------               ----                  ------               ----

Selling, general and administrative
expenses                                          21,184               11.4                  20,154               13.0

Depreciation and amortization                        514                 .3                     457                 .3
                                                     ---                 --                     ---                 --

                                                  21,698               11.7                  20,611               13.3
                                                --------               ----                --------               ----

Operating income                                    109                  -                    2,277                1.5

Interest (expense) income                           (85)                 -                       71                 -

Minority interest                                   (22)                 -                    -                     -
                                                --------               ----                --------               ----

Earnings before income taxes                          2                  -                    2,348                1.5

Income taxes                                       (212)               (0.1)                    606                 .4
                                                --------               ----                --------               ----

Net earnings for the year                       $    214                0.1                $  1,742                1.1
                                                ========               ====                ========               ====

Earnings per share - basic                      $   0.03                                   $   0.23
                                                ========                                   ========

                   - fully diluted              $   0.03                                   $   0.22
                                                ========                                   ========

Sales

The sales by business segment for fiscal 1995 are detailed below in comparison to fiscal 1994 sales levels.


                                                         1995                      1994                   % increase
                                                       --------                  --------                 ----------
Internet Services & Systems Integration                $  73,662                 $  69,738                    5.6%

Private Label                                             40,531                    35,663                   13.7

Distribution                                              72,206                    49,246                   46.6
                                                       ---------                 ---------                   ----

                                                       $ 186,399                 $ 154,647                   20.5%
                                                       =========                 =========                   ====

         For the fiscal year ended November 30, 1995, the Company reported sales of $186.4 million, a 20.5% increase over fiscal 1994 sales of $154.6 million. Sales continued to grow in each of the Company's three business segments. The distribution segment grew the fastest, with fiscal 1995 sales reaching $72.2 million compared with $49.2 million in fiscal 1994. Sales in Canada accounted for the total increase during fiscal 1995 compared with fiscal 1994, as sales in the United States totalled $14 million, similar to fiscal 1994 sales levels.

         In fiscal 1995, sales to various departments of the Canadian Federal government totalled $45 million which accounted from 24% of total sales, compared with $43 million in fiscal 1994 or 28% of the company's total sales.

No other customer accounted for more than 10% of the Company's sales.

Gross Profit

         The gross profits by business segment and the gross margin percentage for fiscal 1995 are detailed below, in comparison to fiscal 1994.

                                                    Gross                        Gross
                                     1995          Margin %        1994         Margin %
                                     ----          --------        ----         --------
Internet Services & Systems        $ 11,879           16.1%      $ 12,691          18.2%
Integration

Private Label                         6,201           15.3          6,382          17.9

Distribution                          5,221            7.2          3,815           7.7

Inventory writedown                  (1,494)          --               --          --
                                   --------         ------       --------        ------

Total                              $ 21,807           11.7%      $ 22,888          14.8%
                                   ========         ======       ========        ======


         The Company's gross profit decreased to $21.8 million in fiscal 1995 from $22.9 million in fiscal 1994. The decrease reflects primarily a $1.5 million writedown of inventory resulting from indefinite delays in certain government contracts and a general decline in gross margins throughout the computer hardware industry.

         Excluding the inventory writedown, the gross margin percentage for fiscal 1995 was 12.5% compared with 14.8% for fiscal 1994. The lower gross margin percentage for fiscal 1995 reflects that the majority of the Company's growth came from the lower margin distribution business. While the gross margin percentage declined during the first three quarters, the Company realized an increase in the gross margin percentage during the fourth quarter.

Expenses

         Selling, general and administrative expenses ("S, G&A") increased to $21.2 million in fiscal 1995, an increase of $1.1 million over selling, general and administrative expenses incurred during fiscal 1994. As a percentage of sales, S, G&A expenses were 11.4% of fiscal 1995 sales in comparison with 13.0% of fiscal 1994 sales.

         Overhead expenses were generally maintained throughout fiscal 1995 at the same levels as those incurred in fiscal 1994. Any increases were due to variable wages and expenses associated with the higher sales levels achieved during fiscal 1995.

         Included in the selling, general and administrative expenses were expenditures of $2.0 million for research and development in fiscal 1995 compared with $2.4 million in fiscal 1994.

         The primary factor in the low effective tax rate for fiscal 1995 and fiscal 1994 is the share issue costs, associated with the Company's initial public offering in 1994 and subsequent offering in 1995, which are deductible for Canadian tax purposes over a five-year period.

Liquidity and Capital Resources

         At year end, the Company had cash on hand of $9.5 million and a $50 million credit facility with a Canadian chartered bank to provide the Company with sufficient liquidity to fund the anticipated sales growth in the next year.

         As in past years the Company utilized its banking facilities the most during the second quarter due to the large volume of sales made to various departments of the Canadian Federal government.

         Working capital decreased to $46.1 million in fiscal 1995 from $47.9 million in fiscal 1994. With the Company producing a small profit and the operations utilizing approximately the same amount of cash as in fiscal 1994, the repurchase of the 320,000 Common Shares for cancellation at a cost of approximately $1 million represents one of the largest single uses of working capital during fiscal 1995.

         On December 1, 1994 the Company acquired a 60% interest in Galahad Information Systems Inc. for nominal consideration of $1 and agreed to make available to Galahad Information Systems Inc. a non-interested bearing loan in the amount of $375,000. Subsequent to year end, on December 1, 1995, the Company repaid a mortgage with an outstanding balance of $395,000.

Management of Operating Risks

         As the Company's results are reported in Canadian dollars, the majority of sales are generated in Canadian dollars and the purchases of material and components made in U.S. dollars, fluctuations in the value of the U.S. dollar relative to the Canadian dollar can adversely affect the Company's results from operations. The Company has taken action to reduce its foreign exchange risk by adopting a conservative policy using a combination of foreign exchange contracts and foreign currency option contracts. The Company has also continued to promote the policy of attempting, where possible, to sell in U.S. dollars to Canadian customers.

         Historically, a significant portion of the Company's sales have been to various departments of the Canadian Federal Government. During the year sales to the Canadian Federal government increased by $2 million, however these sales represented only 24% of the Company's revenues in fiscal 1995, compared with 28% in fiscal 1994. The Company anticipates expansion in the United States during fiscal 1996 which is expected to further reduce the Company's dependence on the Canadian Federal government as a major customer and to some extent, provide a natural hedge against the Company's foreign exchange risk.

Outlook

         During the year, the Company re-organized its reporting structure, moving from a branch operations system to a system of three national sales managers directly responsible and accountable for the profitability of their individual business segments across Canada. This structure will promote a greater emphasis on increasing sales and gross profits while helping to control administrative costs.

         At the same time, the Company eliminated its branch office structure in the United States and completed the relocation and consolidation of its U.S. operations at its main office in Austin, Texas.

Year ended November 30, 1994 compared to year ended November 30, 1993.

Comparison of Operating Result for the Years Ended November 30, 1994 and November 30, 1993 (In thousands of Canadian dollars, except share and per share amounts)



                                                      1994            1993         Variance
                                                  --------        --------         --------
                                                 (Restated)      (Restated)

Sales ....................................        $154,647        $ 97,134         $ 57,513

Cost of sales ............................         131,759          82,446           49,313
                                                  --------        --------         --------

Gross profit .............................          22,888          14,688            8,200
                                                  --------        --------         --------

Selling, general and
  administrative expenses ................          20,154          10,531            9,623

Depreciation and amortization ............             457             373               84
                                                  --------        --------         --------

                                                    20,611          10,904            9,707
                                                  --------        --------         --------

Operating income .........................           2,277           3,784           (1,507)

Interest income (expense).................              71          (1,436)           1,507
                                                  --------        --------         --------

Earnings before income taxes .............           2,348           2,348                0

Income taxes .............................             606             732              126
                                                  --------        --------         --------

Net earnings for the year ................        $  1,742        $  1,616         $    126
                                                  ========        ========         ========
                       (Basic)
Net earnings per share ...................        $   0.23        $   0.47         $   0.24
                       (Diluted)                  ========        ========         ========
                                                      0.22            0.45             0.23
                                                  ========        ========         ========
Weighted average number of
  common shares outstanding (in thousands)           7,608           3,408            4,200
                                                  ========        ========         ========


Sales and Gross Margins

         For the year ended November 30, 1994, the Company reported sales of $154.6 million, a 59% increase over fiscal 1993 sales of $97.1 million. Gross profit margin was 14.8% for fiscal 1994, lower than the 15.1% reported in fiscal 1993. The lower gross profit percentage was primarily attributable to the sales mix in 1994 compared with 1993. Lower material costs associated with increased quantities purchased and early payment discounts helped offset the effect of a weaker Canadian dollar on the cost of material sourced in the United States.

Expenses

         Selling, general and administrative expenses were 13.0% of sales in fiscal 1994, compared with 10.8% in fiscal 1993. The non-recurring expenses of moving facilities and accounts receivable write-offs totaled $1.1 million, representing 5.5% of total expenses for fiscal 1994 and 0.7% of fiscal 1994 sales. Variable expenses relating to the increased sales represented approximately $4 million, or 42%, of the increase in expenses over fiscal 1993. Higher expenses relating to the cost of the new facilities, the increases in staff and the expenses in increasing the operations in the United States totaled $3.4 million. These expenses were undertaken to provide the Company with the ability to meet the demands of its projected sales growth in fiscal 1995 and 1996.

         In fiscal 1994, the Company earned investment income of $642,000, which offset interest expenses of $571,000 incurred from short-term borrowings and long-term debt on its land and buildings. In fiscal 1993, the Company did not have excess cash and, in addition to long-term interest costs, incurred interest costs in utilizing its credit facilities to fund working capital requirements.

         The primary factor in the low effective tax rate for 1994 is the share issue costs, which are deductible for tax purposes over a five-year period.

Net Earnings

         Net earnings for the year increased by 8.0% over net earnings in fiscal 1993. Basic earnings per share 1994 were $0.23 based on a weighted average number of common shares outstanding of 7.6 million compared with $0.47 based on a weighted average number of common shares outstanding of 3.4 million in fiscal 1993. Operating income in 1994 was lower than 1993, as the increased gross margin from the higher sales was offset by increased operating expenses. As a result of the funds raised through the two public offerings, interest expenses decreased by $1.5 million in fiscal 1994, offsetting the reduced operating income.


Liquidity and Capital Resources

         The Company's financial position strengthened during the year, due to the continued profitable operations and the raising of $24 million in gross proceeds from the issue of 1.5 million special warrants, priced at $16 each, effective March 8, 1994.

         Working capital at November 30, 1994 increased $24.6 million, to $47.9 million. Increased cash used from operations was primarily due to a significant increase in inventory levels. The inventory levels were higher than anticipated due to the deferral of $5 million in orders from the fourth quarter of 1994 to fiscal 1995. Capital acquisitions totaled $1.2 million, which consisted of $700,000 in leasehold improvements, with an offsetting capitalized lease inducement of $350,000 taken into income over the 10 year term of the lease, and the acquisition of $500,000 of office, computer and production equipment.

         In November 1994, the Company obtained a minority interest in IVP Technology Corporation, which is publicly traded on NASDAQ. In exchange for the minority interest, the Company transferred the rights to its IVP technology worldwide, with the exception of Canada.

         During the year the Company repaid two mortgages totaling $970,000 which matured, and made payments of $225,000, including interest in accordance with the terms of other long-term debt obligations.

         Subsequent to year end, the Company negotiated new credit facilities with a Schedule A chartered bank providing an authorized limit of $50 million. Borrowings under the operating line bear interest at a floating rate equal to the bank's prime rate. With the continued profitable operating results, the additional equity raised, and the new banking arrangements, Sidus has the financial strength to undertake the continued sales growth it foresees in the upcoming year.

Management of Operating Risks

         The Company's results are affected by its ability to manage the risks inherent in an industry characterized by rapidly changing technology and strong international competition. Foreign exchange rates continue to impact Sidus' results. The value of the U.S. dollar relative to the Canadian dollar could adversely affect the Company's result form operations, as revenues are predominantly in Canadian dollars, while component costs are predominantly in U.S. dollars.

         Over the past year, the Company attempted to minimize the risks associated with currency fluctuations by negotiating to sell to a number of Canadian customers in U.S. dollars, increasing sales in the United States and employing hedging strategies. A significant portion of Sidus' revenue has historically been derived from sales to various departments of the Canadian federal government. In an effort to diversify its sales base and reduce its dependence of federal government sales, Sidus has aggressively expanded into the United States, and signed agreements with major corporations to increase OEM sales.

Year ended November 30, 1993 compared to year ended November 30, 1992.

Results of Operations

         The table below sets forth certain financial data for each of fiscal 1993 and fiscal 1992.

(In thousands of Canadian dollars, except per share amounts)           1993            1992
Sales ......................................................

  Custom Manufacturing .....................................       $ 71,280        $ 55,920

  Distribution .............................................         25,854          23,100

Total sales ................................................         97,134          79,020

Gross profit ...............................................         14,688          12,208

  Custom Manufacturing margin ..............................           17.9%           18.6%

  Distribution margin ......................................            7.4%            7.7%

Selling, general and
  administrative expenses ..................................         10,531          10,293

Operating income ...........................................          3,784           1,587

Net earnings ...............................................          1,616             189

Earnings per share (basic) .................................           0.47            0.06

Earnings per share (fulling diluted) .......................           0.45            0.06



Sales

         Total sales increased by 22.9% in 1993 to $97.1 million, compared with $79.0 million in 1992. Custom manufacturing sales, which includes the sale of Sidus brand products to end-users and private label sales to OEM's and other computer manufacturers, increased by 27.5% in 1993 to $71.3 million, and represented 73.4% of total sales. Custom manufacturing sales gains were largely as a result of a 71.4% sales increase in private label (OEM) sales increase private label (OEM) sales, to $19.8 million, representing the Company's fastest growing business segment. Sidus continued to manage the growth of its lower margin distribution business through 1993. The distribution business, although generating lower margins, is strategically important to the Company and acts as a complementary arm to its higher margin custom manufacturing and systems integration business.

Gross Profit

         The Company's gross profit increased to $14.7 million 1993, compared with $12.2 million in the prior year. The blended custom manufacturing and distribution gross margin percentage declined to 15.1% in 1993 from 15.4% in 1992. The decline was primarily as a result of the Company's minimal working capital position of $0.8 million entering 1993. The Company's 1993 sales growth was largely financed through extended terms from suppliers and early payment discounts offered to customers with both factors negatively impacting the gross margin. In addition, the Company was not in a position to take advantage of supplier discounts which management estimates would have increased gross profit margin by upwards of 1.5% in 1993.

Selling, General & Administrative Expenses

         Selling, general and administrative expenses in 1993 were $10.5 million. These overhead expenses as a percentage of sales declined substantially in 1993, to 10.8%, compared with 13.0% in 1992. The decline as a percentage of sales reflects the return gained through the Company's substantial investment in technical and sales support infrastructure in 1992, to support planned 1993 and 1994 expansion of custom manufacturing sales. The absolute $0.2 million increase in dollar terms in selling, general and administrative expenses in 1993, to $10.5 million, related to the Company opening a sales office in the United States and increasing technical staff in order to support expected OEM order increases in 1994.

Interest Expense

         Interest expense increased to $1.4 million in 1993 from $1.3 million in 1992 as the Company remained essentially fully drawn on its bank operating line of credit throughout the period and financed incremental sales growth through the extension of supplier trade terms.

Net Earnings

         Net earnings increased by 75.5% to $1.6 million, from $0.2 million in 1992. The 1993 earnings per share of $0.45 (fully diluted) exceeded the prior year's level of $0.06, largely on the strength of substantial sales gains combined with lower overhead expenses as a percentage of sales. Tax advantages of approximately $0.2 million were achieved by an amalgamation of a holding company as at November 26, 1993 and utilization of related loss carry-forwards.

Liquidity and Capital Resources

         The Company historically has financed its growth and cash requirements through retention of operating profits and increased bank borrowings. Sales growth throughout 1993 was constrained and largely financed through extension of supplier terms, as Sidus was fully drawn under its existing line of credit.

         To address the liquidity constraints and in order to provide sufficient working capital to enable the Company to capitalize on significant custom manufacturing sales growth opportunities, management undertook a major recapitalization plan in the second half of 1993.

         Sidus completed a subordinated debt placement of $6.0 million in August of 1993 followed by an initial public offering of common shares at its fiscal year-end raising net proceeds of approximately $22 million, strengthening its balance sheet and competitive position. The subordinated debt financing was fully repaid upon closing of the equity issue.

         As at November 30, 1993, working capital increased to $23.3 million compared with $0.8 million as at the prior year-end date. As a result of the equity issue, the Company reported a healthy working capital ratio of 2.7:1 and a low debt to equity ratio of 0.15:1 as at November 30, 1993.

         Management increased the authorized limit under its bank line of credit with a Schedule II Canadian Chartered Bank during the first quarter of 1994, to $25 million from $14 million. Borrowings under the operating line bear interest at a floating rate equal to the bank's prime rate (reduced from prime rate plus 0.5% per annum in 1993). The operating line is collateralized by a fixed and floating charge on the assets of the Company. The operating line requires that the Company satisfy certain financial covenants and that aggregate borrowings under the facility not exceed a margin formula of accounts receivable and inventory.

Management of Operating Risks

         The computer industry is characterized by rapid and significant technological advancements and the introduction of new products and services which incorporate new technologies. To remain competitive, Sidus has adopted a targeted research and development approach which focuses on satisfying specific customer requirements. The Company's investment in people and its interactive relationship with industry leaders such as Intel and Microsoft to bring new products to market in a timely manner ensures that its product lines reflect the latest developments in PC and workstation technology.

         Many of Sidus' chief competitors are large, international companies with substantially greater financial resources. The Company's ability to compete effectively is largely the result of its highly-targeted custom manufacturing strategy which focuses on the production of high-end PCs and workstations which are made to order. It is also a product of the Company's lower operating costs and grater manufacturing flexibility, recently strengthened by its increased equity base of over $50 million.

         In the past, a large percentage of the Company's revenues have been denominated in Canadian dollars while a large percentage of its expenses have been incurred in U.S. dollars. Increases in the value of the U.S. dollar relative to the Canadian dollar could adversely affect the Company's results of operations. However, the percentage of the Company's sales derived from sales in the United States or otherwise denominated in U.S. dollars has been increasing in recent periods, and there are significant opportunities for market expansion. In addition, the Company attempts to minimize risks associated with such currency fluctuations through hedging strategies.

         A large percentage of the Company's overall sales revenues currently are derived from sales to the various departments of the Canadian federal government. In the last three years, the Company has become its largest supplier of personal computers. Diversification through increased sales to OEM customers and other computer manufacturers have reduced this dependency, and the market potential of this business has only begun to be realized. The Company is also marketing its Sidus-brand of personal computer products more aggressively to provincial and municipal government departments, Fortune 1000 companies, and to a growing base of U.S. and international customers.

                                              November 30        November 30
                                                     1993               1992
                                              (Restated)         (Restated)
Cash.......................................     $   5,399          $   1,908

Short term debt............................           141             12,572

Working capital............................        23,344                813

Working capital ratio......................        2.70:1             1.04:1

Total debt.................................         3,431             17,011

Shareholders equity........................        25,448              1,981

Total debt to equity ratio.................        0.13:1             8.59:1

The above chart provides selected financial data

ITEM 10 - DIRECTORS AND OFFICERS

         The name, municipality of residence, office with the Company and principal occupation for the past five years of each of the directors and officers of the Company are as follows:


Name and Municipality of Residence                      Position
----------------------------------                      --------
and Year First Became a Director or Officer
-------------------------------------------

ALOJZ A. MUZAR.......................................   Chairman of the Board
  Richmond Hill, Ontario                                of Directors and
  (1983)                                                Director

HENRY KALISKY........................................   Chief Executive Officer
  Richmond Hill, Ontario                                and Director
  (1983)

BRIAN DIAMOND........................................   Vice President, Sales
  Scarborough, Ontario
  (1991)

SHAU BRETON..........................................   Vice President,
  New Market, Ontario                                   Operations
  (1993)

REG TIESSEN..........................................   Chief Financial Officer
  Burlington, Ontario                                   and Secretary
  (1996)

MILAN MUZAR..........................................   Executive Vice
  Richmond Hill, Ontario                                President
  (1993)

JOHN L. ALBRIGHT(1)..................................   Director
  Toronto, Ontario
  (1993)

ROBERT GIESE(1)......................................   Director
  Pittsford, New York
  (1993)

ROBERT W. KIRBY(1)...................................   Director
  Markham, Ontario
  (1993)

JURI KOOR(2).........................................   Director
  Toronto, Ontario
  (1993)

RODERICK F. BARRETT(2)...............................   Director
  Toronto, Ontario
  (1995)


(1) Member of Audit Committee

(2) Member of Human Resources Committee

         During the last five years, all of the directors of the Company have been associated in various executive capacities with the Company or the companies or organizations indicated opposite their names in the table above or with affiliates or predecessors thereof, except Mr. Albright, who was a Vice President of North American Trust Company (formerly First City Trust Company) prior to July 1994, Mr. Kirby, who was Vice Chairman of Enghouse Systems Limited until July of 1995, and Mr. Koor who was retained to sell or restructure Standard Trustco in 1991.

         Al Muzar is Chairman and is a co-founder of the Company. Mr. Muzar has over 25 years of experience in the computer industry in Canada. Prior to founding Sidus in 1983, Mr. Muzar was employed by Digital Equipment Corporation where he acquired extensive experience in computer design, sales and marketing. Mr. Muzar holds a degree in electronics engineering from the University of Zagreb.

         Henry Kalisky is Chief Executive Officer and is a co-founder of the Company. Mr. Kalisky has over 20 years of experience in the computer industry. Prior to founding Sidus in 1983, Mr. Kalisky was employed by Computer Sciences Corp., Digital Equipment Corporation and Wang Canada Ltd. in sales and management positions. Mr. Kalisky holds a Bachelor of Science degree in Computer Sciences from McMaster University.

         Brian Diamond of Scarborough, Ontario is Vice-President-Sales. Mr. Diamond joined Sidus in 1990 and has served as Director of Sales since 1991. Mr. Diamond has over 25 years of sales experience in Canada, the United Kingdom and Australia. Prior to joining Sidus, Mr. Diamond was employed as a National Accounts Branch Manager of Wang Canada, a Regional Sales Manager of SHL Systemhouse Ltd. and as a Director of Sales and a National Sales Manager by Pansophic Systems Inc.

         Shau Breton of Newmarket, Ontario is Vice-President-Operations and has been with Sidus since 1985, starting as an accounting supervisor and progressing through various positions to reach her current position. Ms. Breton received a Bachelor of Commerce degree from the University of Toronto in 1983.

         Reg Tiessen of Burlington, Ontario is Chief Financial Officer and Secretary. Mr. Tiessen joined Sidus in September 1996. Mr. Tiessen served as Director of Finance of Tee-Comm Electronics, Inc. from 1991-1996. Mr. Tiessen is a Chartered Accountant.

         Milan Muzar of Richmond Hill, Ontario is Executive Vice President. Prior to becoming Executive Vice President, Mr. Muzar served as manager of government sales in Sidus' Ottawa branch. Milan Muzar is the brother of Al Muzar.

         John L. Albright of Toronto, Ontario has served as a director of Sidus since 1993. He currently serves as Executive Vice President of Jefferson Partners Capital, Inc. (Merchant Bank). Prior to July 1994, Mr. Albright was a Vice President of North American Trust Company (formerly First City Trust Company).

         Robert Giese of Pittsford, New York has served as a director of Sidus since 1993. He has served as President of RG Data, Inc., a computer systems corporation.

         Robert W. Kirby of Markham, Ontario has served as a director of Sidus since 1993. He has served as President of Wilsan Investments Limited since 1995. For the previous twelve years, Mr. Kirby served as President and Chief Executive Officer of Enghouse Systems, Ltd.

         Juri Koor of Toronto, Ontario has served as a director of Sidus since 1993. He currently serves as President and Chief Executive Officer of Call-Net Enterprises, Inc. and as Chairman of Sprint Canada, Inc., a telecommunications company.

         Roderick F. Barrett of Toronto, Ontario has served as a director of Sidus since 1995. He has been a partner at Stikeman, Elliott, Barristers and Solicitors, since 1982. Stikeman, Elliott serves as legal counsel to the Company.

         The directors and senior officers of the Company, as a group, beneficially own, directly or indirectly, or
exercise  control  or  direction  over   approximately   38%  of  the  Company's
outstanding Common Shares.


ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

         The following table provides a summary of compensation earned during the three most recent fiscal years by the Chief Executive Officer and the next four most highly compensated other policy-making Executive Officers, collectively the "Named Executive Officers."

===================================================================================================================================
                                                                                                    Long-Term
                                                         Annual Compensation                      Compensation
-----------------------------------------------------------------------------------------------------------------------------------
                                                            Performance                              Awards
                                                           Compensation                            Securities
                                                            (Bonus and         Other Annual       under Options        All Other
  Name and Principal                       Salary           Commission)      Compensation (3)        Granted         Compensation
       Position             Year             ($)                ($)                 ($)                (#)                ($)
-----------------------------------------------------------------------------------------------------------------------------------
Alojz Muzar (1)             1995           237,000              nil                3,300               nil                nil
Chairman                    1994           237,000              nil                3,300             50,000               nil
                            1993           120,000              nil                2,500               nil                nil
-----------------------------------------------------------------------------------------------------------------------------------
Henry Kalisky (2)           1995           237,000              nil                3,300               nil                nil
Chief Executive             1994           237,000              nil                3,300             50,000               nil
Officer                     1993           120,000              nil                2,500               nil                nil
-----------------------------------------------------------------------------------------------------------------------------------
Brian Diamond               1995           104,000            213,890               nil                nil                nil
Vice-President - Sales      1994           104,000             99,000               nil              20,000               nil
                            1993           104,000             27,400               nil                nil                nil
-----------------------------------------------------------------------------------------------------------------------------------
Milan Muzar                 1995           144,000             15,000               nil                nil                nil
Executive Vice-             1994            96,000             30,000               nil              80,000               nil
President                   1993            80,000            100,000               nil                nil                nil
-----------------------------------------------------------------------------------------------------------------------------------
Gregory Smith (4)           1995            97,500              nil                4,200               nil                nil
Chief Financial             1994            56,700              nil                 nil                nil                nil
Officer
===================================================================================================================================

(1) Mr. Muzar served as Chief Executive Officer throughout Sidus' 1995 fiscal year.

(2)      Mr. Kalisky served as President throughout Sidus' 1995 fiscal year.

(3)      Consists of car allowances, life insurance and other benefits.

(4) Mr. Smith joined Sidus as Chief Financial Officer on May 16, 1994 at an initial annual salary of $90,000. Mr. Smith resigned from the employ of the Company in September 1996 for health reasons.

ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

Special Executive Compensation Plans - Stock Option Plan

         The Corporation has established a stock option plan (the "Option Plan") to encourage ownership of the Corporation's shares by officers and employees of the Corporation. The Option Plan is administered by the Board of Directors of the Corporation. The total number of Common Shares which are reserved and set aside under options to eligible persons pursuant to the Option Plan has currently been fixed at 828,750 Common Shares. The aggregate number of Common Shares at any time available for issuance under the Option Plan to any one person may not exceed 5% of the Common Shares then issued and outstanding. The Option Plan was amended effective July 18, 1996 to permit the issuance of options to directors of the Corporation. This amendment is subject to approval of the Corporation's shareholders.

         Pursuant to the Option Plan, the option exercise price will be such as is fixed by the Board of Directors of the Corporation but may not be less than the closing market price of the Common Shares on the day prior to the date of grant. The options will be non-assignable, except than, in the event of an optionee's death, the options may be exercised, to the extent the optionee was entitled to do so at the time of the optionee's death, by the optionee's legal personal representative at any time up to and including the date 180 days immediately following the date of the optionee's death or the expiration of the term of the option, whichever is earlier. The options may be for a term not exceeding 10 years and may be made subject to earlier termination in the event that an optionee ceases to be an officer, director or employee of the Corporation. The Board of Directors of the Corporation may, from time to time, amend or revise the terms of the Option Plan or may discontinue the Option Plan at any time.

         No options were granted to any Named Executive Officers during Sidus' 1995 fiscal year. Each participant in the Option Plan named below is entitled to exercise options, which were granted on March 23, 1994 and, in the case of Milan Muzar, also on October 17, 1994 equal to twenty-five percent of the total options granted following each of the first four anniversaries of the date of the grant and such exercise entitlements are cumulative and expire five years from the date of the grant. The Option Plan was amended effective July 18, 1996 to permit the issuance of options to directors of the Corporation. This amendment is subject to approval of the Corporation's shareholders. On July 18, 1996, the Company granted options to purchase an aggregate of 112,500 shares of Common Stock at an exercise price of $4.20 per share to the Company's five outside directors.

         The following table provides a summary of all options to purchase Common Shares of the Company outstanding as of thirty days before the filing of this registration statement.

-----------------------------------------------------------------------------------------------------------------------
                                                                       Exercise
                                                                          or
                                                                      base price                   Expiration
             Name                      Options/Shares                   ($/Sh.)                       date
-----------------------------------------------------------------------------------------------------------------------
Alojz Muzar                                50,000                       $16.76                     March 1999
-----------------------------------------------------------------------------------------------------------------------
Henry Kalisky                              50,000                       $16.76                     March 1999
-----------------------------------------------------------------------------------------------------------------------
Brian Diamond                              20,000                       $16.76                     March 1999
-----------------------------------------------------------------------------------------------------------------------
Milan Muzar                                40,000                       $16.76                      March 1999
                                           40,000                       $ 8.75                    October 1999
-----------------------------------------------------------------------------------------------------------------------
Shau Breton                                30,000                       $16.76                      March 1999
                                           30,000                       $ 8.75                    October 1999
-----------------------------------------------------------------------------------------------------------------------
Paresh Shukla                              10,000                       $16.76                     March 1999
-----------------------------------------------------------------------------------------------------------------------
Ken Wemyss                                 20,000                       $16.76                     March 1999
-----------------------------------------------------------------------------------------------------------------------
David Oberman                              10,000                       $16.76                     March 1999
-----------------------------------------------------------------------------------------------------------------------
Bill Cripouris                              5,000                       $16.76                     March 1999
-----------------------------------------------------------------------------------------------------------------------
Dan Joyce                                  10,000                       $ 3.10                     March 2001
-----------------------------------------------------------------------------------------------------------------------
Rudi Naglemaker                            10,000                       $ 3.10                     March 2001
-----------------------------------------------------------------------------------------------------------------------
Anthony Wright                             10,000                       $ 3.10                     March 2001
-----------------------------------------------------------------------------------------------------------------------
Ozzy Papic                                 10,000                       $16.76                     March 2001
-----------------------------------------------------------------------------------------------------------------------
Robert Giese*                              22,500                       $ 4.20                      July 2001
-----------------------------------------------------------------------------------------------------------------------
Roderick F. Barrett*                       22,500                       $ 4.20                      July 2001
-----------------------------------------------------------------------------------------------------------------------
John L. Albright*                          22,500                       $ 4.20                      July 2001
-----------------------------------------------------------------------------------------------------------------------
Juri Koor*                                 22,500                       $ 4.20                      July 2001
-----------------------------------------------------------------------------------------------------------------------
Robert Kirby*                              22,500                       $ 4.20                     July 2001
-----------------------------------------------------------------------------------------------------------------------

  * Options granted on July 18, 1996 and are subject to the approval of The Toronto Stock Exchange and Company's shareholders.

Directors' Compensation Arrangements

         Each director who was not an employee of the Corporation and who serves as a director throughout the year is entitled to receive an annual fee of $5,000. In addition, each director will receive a fee of $500 for each committee or board meeting attended in person or by telephone throughout the year as well as reimbursement of out-of-pocket expenses incurred in attending such meetings. The board of directors is considering replacing all or a portion of the annual fees paid to directors with a stock option plan. Directors who are also employees of the Corporation will not receive compensation as directors (see "Executive Compensation").

================================================================================================================================
                                     AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY
                                      COMPLETED FINANCIAL YEAR AND YEAR-END OPTION VALUES
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                               Value of
                                                                                Unexercised Options          In-the-Money
                                                                                   at Financial           Option at Financial
                          Securities Acquired on        Aggregate Value            Year-End (#)              Year-End ($)
                                 Exercise                  Realized                Exercisable/              Exercisable/
         Name                       (#)                       ($)                  Unexercisable             Unexercisable
--------------------------------------------------------------------------------------------------------------------------------
Al Muzar                            Nil                       Nil                  12,500/47,500                Nil/Nil
Chairman
--------------------------------------------------------------------------------------------------------------------------------
Henry Kalisky                       Nil                       Nil                  12,500/47,500                Nil/Nil
Chief Executive Officer
--------------------------------------------------------------------------------------------------------------------------------
Brian Diamond                       Nil                       Nil                  5,000/15,000                 Nil/Nil
Vice President - Sales
--------------------------------------------------------------------------------------------------------------------------------
Milan Muzar                         Nil                       Nil                  20,000/60,000                Nil/Nil
Executive
Vice President
================================================================================================================================

ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Material Transactions

         The Company has not entered into any material transactions during the last three fiscal years in which any director, officer or 10% shareholder, or any relative or spouse thereof, had or is to have a direct or indirect material interest.

Indebtedness

         As at April 4, 1996, the aggregate outstanding indebtedness (other than "routine indebtedness" under applicable Canadian Securities laws) to Sidus of all directors, officers and employees, current and former, was $72,400, none of which related to purchases of securities of Sidus. The following table sets forth details of such indebtedness incurred by any person who is, or at any time during the most recently completed fiscal year was, a director, executive officer or senior officer.

=============================================================================================================================
                                  TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS
                                                    AND SENIOR OFFICERS
-----------------------------------------------------------------------------------------------------------------------------
                                                                      Largest Amount
                                                                    Outstanding During              Amount Outstanding
Name and                               Involvement of                Fiscal Year Ended                     as at
Principal Position                  Issuer or Subsidiary             November 30, 1995                 April 4, 1996
-----------------------------------------------------------------------------------------------------------------------------
Milan Muzar (1)
Executive Vice                             Lender                         $45,000                         $45,000
President
-----------------------------------------------------------------------------------------------------------------------------
Dave Urman (2)
Vice President, U.S.                       Lender                         $27,400                         $27,400
Sales
=============================================================================================================================

(1) This loan relates to an advance by the Corporation on April 27, 1995 to Mr. Muzar against future bonuses from the Corporation. This loan is repayable on or before April 26, 1996 and bears interest at prime plus one percent.

(2) This loan relates to an advance by the Corporation on November 11, 1995 in the amount of U.S.$20,000 to Mr. Urman against future bonuses from the Corporation. This loan is repayable on or before November 10, 1996 and bears interest at prime plus one percent. Mr. Urman is no longer employed by the Company.

ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED

         The authorized capital of the Company consists of an unlimited number of common shares of which 7,952,500 common shares are currently issued and outstanding. Each common share entitles the holder to one vote at meetings of the shareholders of the Company and to receive dividends if, as, and when belated by the board of directors of the Company. Holders of common shares will participate in any distribution of the assets of the Company upon its liquidation, dissolution, or winding-up on an equal basis per share.

PART IV

ITEM 18 - FINANCIAL STATEMENTS


         The consolidated financial statements of the Company and its subsidiaries as of November 30, 1995, and 1994 and for the years ended November 30, 1995, 1994 and 1993 appearing in this Registration Statement have been audited by Cooper, Molyneux & Makuz, C.A., independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. See Consolidated Financial Statements.

         On March 18, 1996, the Board of Directors of Sidus Systems Inc. decided not to recommend the reappointment of Cooper, Molyneux & Makuz as the auditors of the Company at the Company's annual general meeting of shareholders, scheduled to occur on May 15, 1996 (the "Meeting"). Having determined that it was in the best interest of the Company to retain auditors with greater international experience and presence to service the Company's increasing international operations, the Company has asked Price Waterhouse to act as an auditor of the Company subject to and from the time of their appointment at the Meeting.

         There were no reservations in the auditor's report for the Company's three most recently completed fiscal years.


ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS


a)       Financial Statements
         --------------------

        See Consolidated Financial Statements

b)       Exhibits
         --------


         Exhibit No.       Description of Exhibit
         -----------       ----------------------
          3.01             Articles of Incorporation
          3.02             By-Laws
         10.01             Employment  Agreement  between  the Company and Brian Diamond
         10.02             Employment Agreement between the Company and Milan Muzar
         10.03             Employment Agreement between the Company and Reg Tiessen
         10.04             1996 Stock Option Plan
         10.05             1995 Stock Option Plan
         10.06             Charge/Mortgage  of  Land  between  the  Company  and
                           Scotia Mortgage Corporation dated April 1996
         10.07             Lease Agreement between the Company and Carlvad Holdings Inc.
         10.08             Lease Agreement between the Company and Newill Corporation
         10.09             Lease Agreement between the Company and Landmark Properties, Inc.
         10.10             Lease Agreement between the Company and Pension Fund Realty Limited
         16.01             Letter from Cooper, Molyneux & Makuz, C.A. regarding changes and disagreements in accounting principles
         23.01             Consent of Cooper Molyneux & Makuz, Chartered Accountants
         24.01             Power of Attorney*

         *  Included with signature pages.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1934, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form 20-F and authorized this registration statement to be signed on its behalf by the undersigned, in the County of Arlington in the State of Texas on 25th day of October, 1996.

                                    Sidus Systems Inc.


                                    By: /s/ Henry Kalisky
                                        ___________________________
                                         Henry Kalisky
                                         Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Henry Kalisky and Alojz Muzar, their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their names, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         In accordance with the requirements of the Securities Act of 1934, this Registration Statement was signed by the following persons in the capacities and on the dates stated.


SIGNATURE                         TITLE                      DATE
---------                         -----                      ----


/s/ Henry Kalisky                                           October 25
_____________________       Chief Executive Officer       _______________, 1996
Henry Kalisky               and Director

/s/ Reg Tiessen                                             October 25
_____________________       Chief Financial Officer       _______________, 1996
Reg Tiessen

/s/ Alojz Muzar                                             October 25
_____________________       Chairman and Director         _______________, 1996
Alojz Muzar

/s/ John L. Albright                                        October 24
_____________________       Director                      _______________, 1996
John L. Albright

/s/ Robert Giese                                            October 25
_____________________       Director                      _______________, 1996
Robert Giese

/s/ Robert W. Kirby                                         October 25
_____________________       Director                      _______________, 1996
Robert W. Kirby

/s/ Roderick F. Barrett                                    October 25
_______________________     Director                      _______________, 1996
Roderick F. Barrett

/s/ Juri Koor                                               October 25
_____________________       Director                      _______________, 1996
Juri Koor

                               SIDUS SYSTEMS INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                AUDITORS' REPORT

To the Directors of
Sidus Systems Inc.

We have audited the consolidated balance sheets of Sidus Systems Inc. as at November 30, 1995 and 1994 and the consolidated statements of operations, retained earnings and changes in financial position for the years ended November 30, 1995, 1994 and 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 1995 and 1994, and the results of its operations and the changes in its financial position for the years ended November 30, 1995, 1994 and 1993 in accordance with accounting principles generally accepted in Canada.





                                                       CHARTERED ACCOUNTANTS

Toronto, Ontario
February 8, 1996  (except  with  respect to
Note 15,  which is as of October 23, 1996)

                               SIDUS SYSTEMS INC.

                           CONSOLIDATED BALANCE SHEETS

                      (all figures in thousands of dollars)


                                     ASSETS


                                                                      As at November 30,
                                                                     1995            1994
                                                                     ----            ----
                                                                                 [Note 2]

Current
  Cash and short-term investments [Note 4]                     $    9,490        $  10,412
  Accounts receivable                                              32,976           30,540
  Inventories [Note 5]                                             23,815           29,973
  Prepaid expenses and other assets                                   936              588
  Income tax receivable [Note 13]                                     383            1,343
                                                               ----------        ---------
                                                                   67,600           72,856

Investment tax credits recoverable [Note 13]                          976              491
Fixed assets [Note 6]                                               6,357            6,690
Goodwill                                                              200                -
                                                                ---------        ---------
                                                                   75,133        $  80,037
                                                                =========        =========


                                   LIABILITIES
Current


  Accounts payable                                             $   20,917        $  24,760
  Current portion of long-term debt [Note 7]                          562              148
                                                               ----------        ---------
                                                                   21,479           24,908


Long-term debt [Note 7]                                             1,622            2,168
Deferred income taxes                                                 618              788
Minority interest                                                      22                -
                                                               ----------        ---------
                                                                   23,741           27,864
                                                               ----------        ---------

Contingencies [Note 13]

                              SHAREHOLDERS' EQUITY

Share capital [Note 8]                                             45,840           46,835
Retained earnings                                                   5,552            5,338
                                                               ----------        ---------
                                                                   51,392           52,173
                                                               ----------        ---------
                                                               $   75,133        $  80,037




The accompanying notes are an integral part of these consolidated financial statements.

                               SIDUS SYSTEMS INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

         (all figures in thousands of dollars, except per share amounts)


                                                                                     For the year ended November 30,
                                                                                    1995              1994             1993
                                                                                    ----              ----             ----
                                                                                                  [Note 2]         [Note 2]

Sales                                                                           $186,399        $  154,647        $  97,134
Cost of sales                                                                    164,592           131,759           82,446
                                                                               ---------        ----------        ---------
Gross profit                                                                      21,807            22,888           14,688
                                                                                  ------            ------           ------


Selling, general and administrative expenses [Note 9]                             21,184            20,154           10,531
Depreciation and amortization                                                        514               457              373
                                                                               ---------        ----------        ---------
                                                                                  21,698            20,611           10,904
                                                                                  ------            ------           ------

Operating income                                                                     109             2,277            3,784
Interest (expense) income [Note 9]                                                   (85)               71           (1,436)
Minority interest                                                                    (22)                -                -
                                                                               ---------        ----------        ---------
Earnings before income taxes                                                           2             2,348            2,348
Income taxes [Note 10]                                                              (212)              606              732
                                                                               ---------        ----------        ---------
Net earnings for the year                                                       $    214        $    1,742        $   1,616
                                                                                ========        ==========        =========


Earnings per share              - basic                                         $   0.03        $     0.23        $    0.47
                                                                               =========         =========         ========

                                - fully diluted                                 $   0.03        $     0.22        $    0.45
                                                                               =========         =========         ========





                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                      (all figures in thousands of dollars)

                                                                                       For the year ended November 30,
                                                                                    1995              1994             1993
                                                                                    ----              ----             ----
                                                                                                  [Note 2]         [Note 2]

Retained earnings, beginning of year


     As previously stated                                                       $  8,635        $    5,832        $   3,718
     Adjustment for change in accounting policy [Note 2]                          (3,297)           (2,236)          (1,738)
                                                                                --------         ---------        ---------
     As restated                                                                   5,338             3,596            1,980
     Net earnings for the year                                                       214             1,742            1,616
                                                                                --------         ---------        ---------
Retained earnings, end of year                                                  $  5,552        $    5,338        $   3,596
                                                                                ========         =========        =========





The accompanying notes are an integral part of these consolidated financial statements.

                               SIDUS SYSTEMS INC.

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

                      (all figures in thousands of dollars)



                                                                               For the year ended November 30,
                                                                            1995              1994             1993
                                                                            ----              ----             ----
                                                                                          [Note 2]         [Note 2]
Cash flow from operations

     Net earnings for the year                                          $     214      $      742       $    1,616

     Items not affecting cash

       Deferred income taxes                                                 (170)            230              105
       Depreciation and amortization                                          514             457              373
       Minority interest                                                       22               -                -
                                                                         --------        --------         --------
                                                                              580           2,429            2,094
     Net change in non-cash working capital [Note 11]                         491         (19,598)          (6,609)
                                                                         --------        --------         --------
                                                                            1,071         (17,169)          (4,515)
                                                                         --------        --------         --------
Cash flow from financing activities

    Repurchase of common shares                                              (995)              -
    Net proceeds from issue of common shares                                    -          24,983           21,851
    Repayment of long-term debt                                              (132)         (1,115)            (375)
    Proceeds from subordinate debt financing                                    -               -            6,000
    Repayment of subordinate debt financing                                     -               -           (6,000)
    Repayment of loan from EPSP                                                 -               -             (663)
                                                                        ---------        --------        ---------
                                                                           (1,127)         23,868           20,813
                                                                        ---------          ------           ------
Cash flow from investing activities

     Goodwill on acquisition of subsidiary                                   (223)              -                -
     Additions to fixed assets                                               (158)         (1,195)            (265)
     Long-term investment tax credits receivable                             (485)           (491)               -
                                                                        ---------        --------        ---------
                                                                             (866)         (1,686)            (265)
                                                                        ---------        --------        ---------
(Decrease) increase in cash                                                  (922)          5,013           16,033

Cash and short-term investments, beginning of year                         10,412           5,399          (10,634)
                                                                         --------        --------        ---------
Cash and short-term investments, end of year                            $   9,490      $   10,412        $   5,399
                                                                         ========        ========         ========
Cash is comprised of the following:

     Cash                                                               $   9,490      $    6,386        $   6,100
     Short-term investments                                                     -           4,026                -
     Bank operating line                                                        -               -             (701)
                                                                         --------        --------        ---------

                                                                        $   9,490      $   10,412        $   5,399
                                                                         ========        ========         ========




The accompanying notes are an integral part of these consolidated financial statements.

                               SIDUS SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (all tabular figures in thousands of dollars)

NOTE 1      SIGNIFICANT ACCOUNTING POLICIES

            Basis of presentation

            These consolidated financial statements include the accounts of the Company, its wholly-owned United States subsidiary, Sidus Computer Corporation and its 60% owned Canadian subsidiary, Galahad Information Systems Inc. [see Note 3].

            Inventories

            The Company's inventories are valued at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis.

            Investments

            The Company's 4.16% interest in a United States partnership, Claridge Holdings No. 1, and its 10% investment in IVP Technology Corporation are carried at cost. For balance sheet presentation, these investments have been included in prepaid expenses and other assets.

            Fixed Assets

            Fixed assets are stated at cost. Depreciation is provided over the related assets' estimated useful lives, using the following methods and at the following annual rates:


                 Buildings                            -  5 % declining balance
                 Office and factory equipment         - 20 % declining balance
                 Automobiles                          - 30 % declining balance
                 Leasehold improvements               - straight-line over the
                                                        term of the lease


            Goodwill

            Goodwill, representing the excess of the purchase price of Galahad Information Systems Inc. over the fair value of its net assets, is being amortized over its estimated useful life of 10 years, using the straight-line method [see Note 3].

            Deferred Income Taxes

            The Company makes full provision for income taxes deferred. These taxes result from claiming depreciation and other costs for income tax purposes which differ from the related amounts charged to earnings.

            Foreign Exchange

            Current assets and liabilities in US dollars are translated into Canadian dollars at the year end rate of exchange and any gains or losses are reflected in income. Revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing at the time of the transaction.

            Research and Development Costs

            Current   research  and  development   costs,   net  of  recoverable
            investment tax credits, are expensed as incurred and are included with selling, general and administrative expenses.

            Earnings Per Share

            Earnings per share has been calculated on the basis of net earnings for the year divided by the weighted average number of Common shares outstanding during the year. Fully diluted earnings per share reflect the dilutive effect of the assumed exercise of options outstanding at the end of each year.

                               SIDUS SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (all tabular figures in thousands of dollars)

NOTE 2      CHANGE IN ACCOUNTING POLICY

            During 1995, in order to comply with generally accepted accounting principals of the United States, in addition to those of Canada, the Company adopted the policy of expensing all development costs as incurred. Previously, these costs were capitalized and amortized on a straight-line basis over the products' estimated sales life, once commercial production had commenced. The effect of expensing these costs, net of related deferred income taxes, is a reduction in 1994 net income of $1,061,000 and a cumulative reduction in net income of years prior to 1994, aggregating $2,236,000. The financial statements of the prior years have been restated to reflect this change.



NOTE 3      ACQUISITION

            On December 1, 1994, the Company acquired a 60% interest in Galahad Information Systems Inc. for total consideration of $1. As part of this acquisition, the Company also agreed to make available to Galahad Information Systems Inc. a non-interest bearing loan in the amount of $375,000. This acquisition was accounted for by the purchase method and accordingly, the purchase price was allocated to the assets and liabilities based on their estimated fair values as of the acquisition date. The purchase price exceeded the fair value of the net current liabilities acquired by $223,000. This amount has been recorded as goodwill and is being amortized on a straight-line basis over 10 years. The consolidated results of operations for the year ended November 30, 1995 include the operating results of Galahad Information Systems Inc., since the date of acquisition.



NOTE 4      BANK INDEBTEDNESS

            As at November 30, 1995, the Company has available an operating loan, to a maximum of $50,000,000. This loan bears interest at prime and is secured by a general assignment of book debts, a security agreement over all inventories, security under section 427 of the Bank Act, a general security agreement over all other property of the Company, and an assignment of certain insurance policies.



NOTE 5      INVENTORIES                                                         1995             1994
                                                                                ----             ----

            Work in progress                                                $    646         $    779
            Finished goods                                                    23,169           29,194
                                                                          ----------       ----------
                                                                            $ 23,815         $ 29,973
                                                                           =========         ========


NOTE 6      FIXED ASSETS
                                                            Accumulated             Net Book Value
                                                    Cost    Depreciation        1995             1994
                                                    ----    ------------        ----             ----

            Land                                $  1,000      $     -       $  1,000         $  1,000
            Buildings                              5,247        1,314          3,933            4,119
            Office and factory equipment           1,525          713            812              881
            Automobiles                              232          194             38               54
            Leasehold improvements                   708          134            574              636
                                              ----------    ---------     ----------        ---------
                                                $  8,712      $ 2,355        $ 6,357         $  6,690
                                              ==========    =========     ==========         ========


                               SIDUS SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (all tabular figures in thousands of dollars)


NOTE 7      LONG-TERM DEBT                                                                     1995             1994
                                                                                               ----             ----

            Mortgage payable to Manufacturers  Life Insurance  Company,  bearing interest at the rate of 8.25% per annum, maturing April 1, 1996, and secured by certain property of the Company. Blended monthly payments of  principal  and  interest  of $24,875 are  required.  The Company intends to renew this mortgage under normal commercial terms.
                                                                                           $  1,779          $ 1,927


            First mortgage with The Canada Trust Company,  due December 1, 1995, payable  in  monthly  payments  of  interest  at its  prime  rate of interest plus 0.5% per annum and principal of $250.  The mortgage is secured by certain property and personal guarantees by the principal shareholders  of the  Company.  This  mortgage was repaid in full on
            December 1, 1995.
                                                                                                395              389

            Note payable to AQR Management Services Inc. requiring monthly payments of $10,000 ending December 31, 1995.


                                                                                                 10                -
                                                                                         ----------        ---------
                                                                                              2,184            2,316
            Less:  Current portion                                                              562              148
                                                                                         ----------        ---------
                                                                                           $  1,622          $ 2,168
                                                                                           ========          =======


NOTE 8       SHARE CAPITAL

            As at November 30, 1995, the Company is authorized to issue an unlimited number of shares of one class, designated as Common shares.

                     Issued                                                                   1995              1994
                     ------                                                                   ----              ----

                  7,967,500     Common shares (1994 - 8,287,500)                           $45,840           $46,835
                  =========                                                                =======           =======



            During  fiscal  1994,   the  Company   entered  into  the  following
            transactions:

            a) On December 14, 1993, the Company issued 250,000 Common shares upon the exercise of 250,000 over-allotment options (granted to the underwriters in connection with the initial public offering) for gross proceeds of $2,500,000.

            b) On May 8, 1994, the Company issued 1,500,000 Common shares upon the exercise of 1,500,000 Special Warrants and 37,500 Common shares upon the exercise of 37,500 stock options, for aggregate gross proceeds of $24,600,000 (net proceeds of $22,640,000 after deducting expenses related to the granting of the Special Warrants).

            On October 16, 1995, the Company gave notice of its intention to purchase, through the Toronto Stock Exchange, up to 500,000 Common shares representing approximately 6% of the outstanding Common shares and approximately 9.5% of the public float. The normal course issuer bid expires October 15, 1996.

                               SIDUS SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (all tabular figures in thousands of dollars)


NOTE 8       SHARE CAPITAL - Continued


            During 1995, under this normal course issuer bid, the Company repurchased its Common shares for cancellation on the following dates, in the following amounts:

                Date of repurchase       Oct. 16, 1995    Nov. 17, 1995     Nov. 27, 1995
                Number of shares               160,000           90,000            70,000
                Purchase price               $ 496,000        $ 279,000         $ 220,500


            Subsequent to year end, the Company repurchased its Common shares for cancellation on the following dates, in the following amounts:

                Date of repurchase       Dec. 19, 1995    Dec. 22, 1995
                Number of shares                11,900            3,100
                Purchase price                $ 33,915          $ 8,990

            At November 30, 1995, the Company has 365,000 stock options outstanding, having the following prices and expiry dates (no stock options were granted and 100,000 stock options expired during the year):

                Option price                   $ 16.76           $ 8.75
                Number of shares               295,000           70,000
                Year of expiry                    1999             1999



NOTE 9      RESEARCH AND DEVELOPMENT AND FINANCIAL EXPENSES

            Selling, general and administrative expenses include amounts in respect of research and development as follows:

                                                                      1995             1994              1993
                                                                      ----             ----              ----

            Gross research and development expenditures           $  2,469         $  2,941          $  1,970
            Less:  investment tax credits                             (485)            (540)             (607)
                                                                  --------         --------          --------
                                                                  $  1,984         $  2,401          $  1,363
                                                                  ========         ========          ========



            Interest includes approximately $291,000 (1994 - $642,000, 1993 - nil) of interest income, $184,000 (1994 - $246,000, 1993 - $659,000)
            of interest on long-term debt and $192,000 (1994 - $325,000,  1993 -
            $777,000) of interest on the Company's operating line.

                               SIDUS SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (all tabular figures in thousands of dollars)

NOTE 10     INCOME TAXES

            Income taxes are comprised of the following:

                                                                       1995             1994              1993
                                                                       ----             ----              ----
            Provision for income taxes
            -  current                                           $      (42)      $      376        $      627
            -  deferred                                                (170)             230               105
                                                                 ----------       ----------        ----------
                                                                 $     (212)      $      606        $      732
                                                                 ==========       ==========        ==========



            The Company's effective income tax rate has been determined as follows:

                                                                      1995             1994              1993
                                                                      ----             ----              ----


             Earnings before provision for income taxes          $       2        $    2,348       $    2,348
                                                                 =========        ==========       ==========






            Combined basic Canadian federal and provincial
              income tax at 44.3% (1994 - 44.3%)                 $       -        $    1,040        $   1,040
            Increase (decrease) resulting from:
              Share issue costs deducted for tax purposes             (443)             (443)               -
              Ontario superallowance                                   (97)             (127)             (63)
              Large corporation tax                                     95                81                -
              Small business deduction on losses carried back           44                 -              (43)
              Benefit of utilization of prior years' losses
                not previously recognized                                -                 -             (223)
              Other                                                    189                55               21
                                                                ----------        ----------       ----------


                                                                 $   (212)        $      606        $    732
                                                                 ========         ==========        ========





NOTE 11      NET CHANGE IN NON-CASH WORKING CAPITAL
                                                                      1995             1994              1993
                                                                      ----             ----              ----

               Accounts receivable                               $   (2,436)      $  (8,626)       $  (11,821)
               Inventories                                            6,158         (21,513)              394
               Prepaid expenses and other assets                       (348)            (82)             (332)
               Income tax receivable                                    960            (569)              (40)
               Accounts payable                                      (3,843)         11,192             5,190
                                                                 ----------      ----------        ----------
                                                                 $      491       $ (19,598)       $   (6,609)
                                                                 ==========       =========        ==========

                               SIDUS SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (all tabular figures in thousands of dollars)

NOTE 12     COMMITMENTS

            Certain of the Company's premises and equipment are held under long-term leases. The aggregate rental charges payable under all operating leases during the five years commencing December 1, 1995 are as follows:

                      1996                             $       1,225
                      1997                                     1,150
                      1998                                       861
                      1999                                       978
                      2000                                     1,004
                      Remaining                                3,063


NOTE 13     CONTINGENCIES

            Income Taxes


            During fiscal 1994, the Company received a Notice of Reassessment disallowing a partnership loss which the Company had claimed in filing its 1988 income tax returns. The Company does not agree with Revenue Canada's interpretation of law on the subject assessed and has filed a Notice of Objection. The Company has recorded a provision included in the deferred tax balance of approximately $720,000 in respect of this liability.


            Investment Tax Credits

            The Company's scientific research and experimental development claims for fiscal years 1993, 1994 and 1995 have not yet been assessed by Revenue Canada. The 1993 claim is currently under review and a preliminary proposal has been made to significantly reduce this claim. However, because the review process is in the initial stages, the outcome of the proposed adjustments cannot be determined at this time.


            Historically, adjustments by Revenue Canada have not been significant and management is confident that the final assessment of the 1993, 1994 and 1995 claims will not result in amounts that are materially different from those recorded in the financial statements.


            Guarantees

            As collateral for certain bid bonds and payroll commitments, the Company has various letters of credit outstanding aggregating approximately $670,000 at November 30, 1995 (1994 - $590,000).

            Legal Proceedings


            An action was filed in Ontario against the Company by a customer claiming breach of contract and damages for interference in a contractual relationship with a third party, amounting to approximately $984,000. The Company has instituted a counterclaim against this customer in the amount of $374,000 for breach of contract. Management and counsel are unable to provide estimates on the outcome as at the date of the Auditor's Report, but management believes that should any amounts be payable, they would not have a material impact on the financial position of the Company. In the event that this claim does succeed, the amount will be charged against earnings in the year of settlement.

NOTE 14     COMPARATIVE FIGURES

            Certain comparative figures have been reclassified to conform with the current year's financial statement presentation.

                               SIDUS SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (all tabular figures in thousands of dollars)


NOTE 15 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

            The Company's financial statements have been prepared using accounting principles generally accepted in Canada. An explanation of the significant differences between Canadian and United States generally accepted accounting principles, and a reconciliation of the financial statement amounts to United States GAAP, is as follows:

            Income Taxes

            United States GAAP (under FASB 109) requires that the deferred tax liability be based on temporary differences between the accounting value and tax value of assets and liabilities. US GAAP also requires that this liability is calculated using the tax rate at which these temporary differences are expected to reverse. Canadian GAAP sets up deferred taxes based on the timing of deductions for tax purposes versus accounting purposes (i.e. an income statement approach) and uses the rates in effect at the time the differences occur.

            Earnings Per Share

            United States GAAP requires that basic earnings per share be calculated using the weighted average number of Common shares and certain common stock equivalents outstanding during the year. Canadian GAAP requires that basic earnings per share be calculated using only the weighted average number of Common shares outstanding during the period.

                                                      1995                      1994                       1993
                                             ----------------------     ----------------------    ---------------------
                                             As reported  US GAAP       As reported  US GAAP      As reported  US GAAP
                                             -----------  -------       -----------  -------      -----------  -------



            Net earnings for the year         $   214     $   251         $ 1,742    $ 1,684       $ 1,616     $ 1,643
                                              =======     =======         =======    =======       =======     =======

            Net earnings per
            Common share (basic)              $  0.03     $  0.03         $  0.23    $  0.22       $  0.47     $  0.46
                                              =======     =======         =======    =======       =======     =======

            Total assets                      $75,133     $75,133         $80,037    $80,037       $43,005     $43,005
                                              =======     =======         =======    =======       =======     =======

            Shareholders' equity              $51,392     $51,064         $52,173    $51,808       $25,448     $25,141
                                              =======     =======         =======    =======       =======     =======



            Sales to Significant Customers

            In fiscal 1995, sales to various departments of the Canadian federal government totalled approximately $45 million (1994 - $43 million, 1993 - $38 million). No other customer accounted for more than 10% of the Company's sales.